EXHIBIT 13.3
MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2013
The year 2013 was highlighted by favourable market conditions as we benefited from higher selling prices in our containerboard activities, stable recycled fibre prices and a favourable Canadian dollar. We were also able to increase our total shipments by 5%, when excluding discontinued operations. On the other hand, business conditions remained challenging in Europe and our operational efficiencies in some of our manufacturing facilities in North America were not up to our normal standards. We also incurred additional costs related to our initiatives of upgrading our information systems and the re-engineering of our business processes. As a result we improved our operating results for the second year in a row as our operating income before depreciation and amortization (OIBD), excluding specific items increased by 20% over 2012, excluding the effects of discontinued operations.

FINANCIAL OVERVIEW - 2014
The start of 2014 was marked by slower-than-usual business activities in January and February, combined with harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast. This led to lower-than-expected sales volumes and higher energy, transportation and logistics costs in the first quarter. However, our results for the year benefited from the depreciation of the Canadian dollar against the U.S. dollar and the Euro, as well as higher selling prices in our Containerboard segment, but these factors were more than offset by higher raw material costs compared to last year due to increased use of virgin pulp and external purchases of containerboard parent rolls, mainly from Greenpac.

During the year, we completed several business transactions with the intention of focusing our efforts and resources on strategic core businesses we want to grow in the future. Some of these transactions were presented as discontinued operations. See the ''Business Highlights'' section, on page 29, and Note 5 of the Audited Consolidated Financial Statements, for all the details regarding the Discontinued Operations. The following table reconciles the 2014 and 2013 presentation of our results and cash flow:

2014
	Including Discontinued Operations	Exclusion of Discontinued Operations				As reported
(in millions of Canadian dollars)	Total	Container- board	Boxboard Europe	Specialty Products	Intersegment sales	Total
Results
Sales, net of intercompany transactions	3,953	(226)	(32)	(148)	14	3,561
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	3,242	(207)	(32)	(128)	14	2,889
Depreciation and amortization	183	(6)	—	(3)	—	174
Selling and administrative expenses	356	(11)	(2)	(9)	—	334
Loss on acquisitions, disposals and others	44	(1)	—	(43)	—	—
Impairment charges and restructuring costs	97	(64)	(12)	2	—	23
Foreign exchange gain	(3)	1	—	—	—	(2)
Loss on derivative financial instruments	6	—	—	—	—	6
Operating income	28	62	14	33	—	137
Financing expense	101	—	—	—	—	101
Interest expense on employee future benefits	7	—	—	(1)	—	6
Loss on refinancing of long-term debt	44	—	—	—	—	44
Foreign exchange loss on long-term debt and financial instruments	30	—	—	—	—	30
Loss before income taxes	(154)	62	14	34	—	(44)
Provision for (recovery of) income tax	(11)	18	—	9	—	16
Net loss from continuing operations for the year	(143)	44	14	25	—	(60)
Net loss from discontinued operations for the year	—	(44)	(14)	(25)	—	(83)
Net loss including non-controlling interest for the year	(143)	—	—	—	—	(143)
Net earnings attributable to non-controlling interest	4	—	—	—	—	4
Net loss attributable to Shareholders for the year	(147)	—	—	—	—	(147)

1

2013
	As reported in 2013	Exclusion of Discontinued Operations				As reported
(in millions of Canadian dollars)	Total	Container- board	Boxboard Europe	Specialty Products	Intersegment sales	Total
Results
Sales, net of intercompany transactions	3,849	(219)	(51)	(226)	17	3,370
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	3,136	(209)	(54)	(194)	17	2,696
Depreciation and amortization	182	(7)	(1)	(7)	—	167
Selling and administrative expenses	365	(12)	(3)	(15)	—	335
Loss on acquisitions, disposals and others	3	—	—	—	—	3
Impairment charges and restructuring costs	33	—	(11)	(20)	—	2
Foreign exchange gain	(5)	1	—	—	—	(4)
Gain on derivative financial instruments	(5)	—	—	—	—	(5)
Operating income	140	8	18	10	—	176
Financing expense	103	1	—	—	—	104
Interest expense on employee future benefits	12	(1)	—	(3)	—	8
Foreign exchange gain on long-term debt and financial instruments	(2)	—	—	—	—	(2)
Share of results of associates and joint ventures	3	—	—	—	—	3
Profit (loss) before income taxes	24	8	18	13	—	63
Provision for (recovery of) income tax	12	2	—	5	—	19
Net earnings (loss) from continuing operations for the year	12	6	18	8	—	44
Net earnings (loss) from discontinued operations for the year	2	(6)	(18)	(8)	—	(30)
Net earnings including non-controlling interest for the year	14	—	—	—	—	14
Net earnings attributable to non-controlling interest	3	—	—	—	—	3
Net earnings attributable to Shareholders for the year	11	—	—	—	—	11

2014
	Including Discontinued Operations	Exclusion of Discontinued Operations			As reported
(in millions of Canadian dollars)	Total	Container- board	Boxboard Europe	Specialty Products	Total
Net cash flow
Cash flow from (used for):
Operating activities	250	(9)	(3)	(7)	231
Investing activities	(138)	—	—	(35)	(173)
Financing activities	(105)	—	—	—	(105)
Change in cash and cash equivalents during the year from discontinued operations	—	9	3	42	54
Net change in cash and cash equivalents during the year	7	—	—	—	7

2013
	As reported in 2013	Exclusion of Discontinued Operations			As reported
(in millions of Canadian dollars)	Total	Container- board	Boxboard Europe	Specialty Products	Total
Net cash flow
Cash flow from (used for):
Operating activities	232	10	7	(13)	236
Investing activities	(181)	2	—	6	(173)
Financing activities	(49)	—	—	—	(49)
Change in cash and cash equivalents during the year from discontinued operations	—	(12)	(7)	7	(12)
Net change in cash and cash equivalents during the year	2	—	—	—	2

2

Sales increased by 6%, or $191 million, to reach $3,561 million in 2014, compared to $3,370 million in 2013. The 7% average depreciation of the Canadian dollar against both the U.S. dollar and the Euro largely explains this increase. We experienced higher selling prices and shipments for our containerboard activities, while our tissue paper activities volume and average selling prices were lower than last year after excluding the currency exchange rate impact.

The following graphics shows the breakdown of sales, before intercompany eliminations, and operating income before depreciation and amortization by business segment:

SALES BREAKDOWN[1]	OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION BREAKDOWN[2]

1 Excluding inter-segment sales and Corporate activities.
2 Excluding specific items and Corporate activities. Please refer to ''Supplemental Information on Non-IFRS Measures'' for a complete reconciliation.

For the year, the Corporation posted a net loss of $147 million, or $1.57 per share, compared to net earnings of $11 million, or $0.11 per share, in 2013. Excluding specific items, which are discussed in detail on pages 30 to 33, we posted net earnings of $20 million during the year, or $0.21 per share, compared to net earnings of $29 million or $0.31 per share in 2013. The Corporation recorded an operating income of $137 million during the year, compared to $176 million in 2013. Excluding specific items, operating income stood at $166 million during the year, compared to $175 million in 2013 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures).

The decrease of $1.68 in our net earnings per share in 2014 compared to 2013, including specific items, can be explained by the following factors:

(in Canadian dollars)
Change in specific items (see reconciliation on page 34)	$(1.58)
Change in net earnings (loss) from continuing operations including non-controlling interest after normalized provision for income taxes	$(0.11)
Withholding tax provision - North American capital structure optimization	$(0.15)
Change in share of results of associates and joint ventures - net of income taxes and change in non-controlling interest	$0.05
Change in net earnings (loss) from discontinued operations - net of income taxes	$0.11
Decrease in net earnings per share	$(1.68)

3

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the annual financial report and management's discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc.(“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation's consolidated financial statements and accompanying notes for the years ended December 31, 2014 and 2013. Information contained herein includes any significant developments as at March 12, 2015, the date on which the MD&A was approved by the Corporation's Board of Directors. For additional information, readers are referred to the Corporation's Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades' current results and to assess the Corporation's future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, the prices and availability of raw material, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required in the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses net debt, working capital and working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization, or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) as these are the measures used by Management to assess the operating and financial performance of the Corporation's operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a corporation's operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us

•	OIBD does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs

•	OIBD does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt

•
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements

•
The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operating activities from continuing operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, loss on refinancing of long-term debt, discontinued operations, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items on discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

Due to these limitations, OIBD should not be used as a substitute for net earnings (loss) or cash flow from operating activities from continuing operations as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other corporations. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash flow from operating activities from continuing operations, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is outlined in the “Supplemental Information on Non-IFRS Measures” section.

4

BUSINESS DRIVERS

Cascades' results are impacted by the fluctuations of the Canadian dollar against the U.S. dollar and Euro, as well as by energy prices and the cost of raw material.

SALES +	COSTS -
- Selling prices	- Freight
- Demand for packaging products and tissue papers	- Energy prices, mainly electricity and natural gas
- Trend towards sustainable products, mainly made of recycled fibres	- Fibre prices and availability (recycled papers, virgin pulp and woodchips) and production recipes
- Foreign exchange rates	- Foreign exchange rates
- Population growth	- Labour
- Industrial production	- Chemical product prices
- Product mix, substitution and innovation	- Capacity utilization rates and production downtime

EXCHANGE RATES	ENERGY COSTS
Cascades’ results are impacted by fluctuations of the Canadian dollar against the U.S. dollar and Euro. Please refer to the "Sensitivity Table" section for more details on these impacts.

For the year 2014, the average value of the Canadian dollar against the U.S. dollar was 7% lower than the average in 2013. Each $0.01 change in the U.S. dollar against its Canadian counterpart has an impact of approximately $4 million on our annual OIBD. The sale of the fine papers and North American boxboard activities, the closure of the kraft paper mill and parent roll purchases from Greenpac contributed to lowering Cascades' sensitivity to the U.S. dollar.

Against the Euro, the Canadian currency also depreciated by 7% during the year compared to 2013. Each 0.01 change of the Euro against the Canadian dollar has an impact of approximately $1 million on our annual OIBD.

With regard to energy costs, the average price of natural gas increased by 21% in 2014 compared to the previous year, as higher prices in the first quarter due to harsh weather conditions more than offset lower prices during the rest of the year.

In the case of crude oil, the average price remained stable in 2014 compared to 2013, despite a significant decrease in average crude oil prices in Q4 2014, caused by oversupply on the global market.

The variation of energy costs directly impacts our results as illustrated in the "Sensitivity Table" section. It can also indirectly impact our results through its influence on other costs such as chemical product prices, freight and other costs that are sensitive to energy prices.

1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.90
0.85
0.80
0.75
0.70
0.65
0.60
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
US$/CAN$
EURO€/CAN$

8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
110
100
90
80
70
60
50
40
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Natural gas (US$/mmBtu)
Crude oil (US$/barrel)

5

SELLING PRICES AND RAW MATERIAL COSTS IN NORTH AMERICA

Selling prices and raw material costs trends are illustrated by the indices below, which have been adjusted following the sale of certain assets and to more accurately represent the activities of our two core sectors.

The manufacturing index is a multiple calculated by dividing the average manufacturing selling price[1] by the average raw material cost[2]. For instance, for the fourth quarter of 2014, the average manufacturing selling price[1] resulted in a 3.2x multiple of the average raw material cost[2].

To establish the converting index, we first calculate the spread between the average converting selling price[3] and the average manufacturing selling price[1]. This spread is then divided by the average raw material cost[2]. For instance, for the fourth quarter of 2014, the spread between the average converting selling price[3] and the average manufacturing selling price[1] resulted in a 5.2x multiple of the average raw material cost[2].

We then establish a weighted index to reflect the partial integration of our activities. For instance, for the fourth quarter of 2014, as our global integration rate was approximately 57%, the weighted index is composed of 57% of the converting index and 43% of the manufacturing index.

In 2014, the manufacturing index decreased by 3%, compared to 2013 due to lower average manufacturing selling prices and higher raw material costs. Compared to 2012, this index increased slightly in 2013 as higher average manufacturing selling prices more than offset higher raw material costs.

Compared to 2013, the converting index and the weighted index decreased in 2014, both by 5% due to lower average converting selling prices and integration rate. Compared to 2012, the two indices were also 7% lower in 2013 as higher raw material costs and lower integration rate more than offset higher converting selling prices. It is worth noting that these indices only highlight the spread between selling prices and raw material costs. They do not reflect other factors which impact profitability, such as exchange rates, production costs or depreciation.

1 The average manufacturing selling price is equal to the average, weighted according to shipments, of our average selling prices in U.S. dollars for containerboard rolls and of our average selling prices in U.S. dollars for tissue paper jumbo rolls. This index only considers North American manufacturing prices for the Containerboard Group and the Tissue Papers Group. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix.

2 The average raw material cost is equal to the average, weighted according to consumed volume, of the average costs in U.S. dollars paid in by our containerboard and tissue papers activities for recycled fibre and virgin pulp. Some of these costs are estimated according to the historical relationship between our costs and selling prices published in PPI Pulp & Paper Week magazine. The cost of woodchips and logs is not considered. This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

3 The average converting selling price is equal to the average, weighted according to shipments, of our average selling prices in U.S. dollars for corrugated boxes and of our average selling prices in U.S. dollars for converted tissue paper products. This index only considers North American converting prices for the Containerboard Group and the Tissue Papers Group. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix.

6

SENSITIVITY TABLE1

The following table provides a quantitative estimate of the impact on Cascades’ annual OIBD of potential changes in the prices of our main products, the costs of certain raw material and energy, as well as the CAN$/US$ exchange rate, assuming, for each price change, that all other variables remain constant. This is based on Cascades’ 2014 manufacturing and converting external shipments and consumption quantities. However, it is important to note that this table does not consider the risk management from hedging instruments used by the Corporation. In fact, Cascades’ hedging policies and portfolios (see the “Risk Factors” section) should also be considered in order to fully analyze the Corporation’s sensitivity to the highlighted factors.

With regards to the CAN$/US$ exchange rate, we do not consider Cascades’ indirect sensitivity. This sensitivity refers to the fact that some of Cascades’ selling prices and raw material costs in Canada are based on reference prices and costs in U.S. dollars converted into Canadian dollars. In other words, the exchange rate fluctuation can have a direct influence on sales and purchases in Canada from Canadian facilities. However, because this fluctuation is difficult to measure precisely, we do not include it in the following table. It also excludes the impact of the exchange rate on the Corporation's Canadian units working capital items and cash positions denominated in other currency than CAN$. The foreign exchange rates also has an impact on the translation in CAN$ of the results of our non-Canadian units.

	SHIPMENTS/CONSUMPTION ('000 SHORT TONS, '000 MMBTU FOR NATURAL GAS)	INCREASE	OIBD IMPACT (IN MILLIONS OF CAN$)
SELLING PRICE (MANUFACTURING AND CONVERTING)[2]
North America
Containerboard	1,100	US$25/s.t.	30
Specialty Products (Industrial Packaging only)	160	US$25/s.t.	4
Tissue Papers	570	US$25/s.t.	16
	1,830
Europe
Boxboard	1,090	€25/s.t.	40
	2,920		90
RAW MATERIAL[2]
Recycled Papers
North America
Brown grades (OCC and others)	1,020	US$15/s.t.	(17)
Groundwood grades (ONP and others)	50	US$15/s.t.	(1)
White grades (SOP and others)	560	US$15/s.t.	(9)
	1,630		(27)
Europe
Brown grades (OCC and others)	740	€15/s.t.	(16)
Groundwood grades (ONP and others)	180	€15/s.t.	(4)
White grades (SOP and others)	100	€15/s.t.	(2)
	1,020		(22)
	2,650		(49)
Virgin pulp
North America	110	US$30/s.t.	(4)
Europe	80	€30/s.t.	(4)
	190		(8)
Natural gas
North America	6,800	US1.00/mmBtu	(7)
Europe	4,700	€1.00/mmBtu	(7)
	11,500		(14)
Exchange rate[3]
Sales less purchases in US$ from Canadian operations		CAN$/US$
		0.01 change	3
U.S. subsidiaries translation		CAN$/US$
		0.01 change	1
European subsidiaries translation		CAN$/€
		0.01 change	1
			5
1 Sensitivity calculated according to 2014 volumes or consumption, excluding discontinued operations, with an exchange rate of CAN$/US$ 1.10 and CAN$/€ 1.46, excluding hedging programs and the impact of related expenses such as discounts, commissions on sales and profit-sharing.
2 Based on 2014 external manufacturing and converting shipments, as well as 2014 fibre and pulp consumption. Including purchases from our subsidiary Cascades Recovery. All figures are excluding discontinued operations.
3 As an example, from CAN$/US$ 1.10 to CAN$/US$ 1.11 and from CAN$/€ 1.46 to CAN$/€ 1.47.

7

KEY PERFORMANCE INDICATORS
In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2012	2013					2014
	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	1,192	296	324	334	314	1,268	309	337	337	325	1,308
Discontinued operations net of intercompany transactions	(221)	(54)	(55)	(53)	(43)	(205)	(55)	(51)	(50)	(48)	(204)
Boxboard Europe	1,104	299	301	260	277	1,137	303	293	261	263	1,120
Discontinued operations net of intercompany transactions	(52)	(13)	(14)	(11)	(14)	(52)	(13)	(10)	(4)	—	(27)
Specialty Products[2]	385	94	94	93	90	371	94	93	65	39	291
Discontinued operations net of intercompany transactions	(207)	(53)	(52)	(48)	(50)	(203)	(53)	(52)	(24)	(2)	(131)
	2,201	569	598	575	574	2,316	585	610	585	577	2,357
Tissue Papers	564	143	149	153	138	583	130	140	153	144	567
Total	2,765	712	747	728	712	2,899	715	750	738	721	2,924

Integration rate[3]
Containerboard only	64%	62%	56%	54%	50%	55%	55%	50%	54%	49%	52%
Tissue Papers	69%	69%	70%	71%	72%	70%	71%	70%	69%	69%	70%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	88%	88%	91%	90%	88%	89%	85%	93%	94%	90%	91%
Boxboard Europe	93%	99%	102%	87%	93%	95%	101%	98%	89%	91%	95%
Tissue Papers	96%	98%	98%	100%	93%	97%	90%	95%	100%	89%	93%
Consolidated total	92%	95%	97%	91%	91%	93%	93%	96%	93%	90%	93%

Energy cons.[5] - GJ/ton	11.41	12.30	10.69	10.40	11.54	11.22	11.92	11.07	10.36	10.69	11.03

Work accidents[6] - OSHA frequency rate	3.80	3.10	3.30	3.10	3.20	3.20	3.30	3.50	3.50	2.90	3.30
FINANCIAL
Return on assets[7]
Packaging Products
Containerboard	7%	8%	9%	10%	11%	11%	12%	13%	13%	13%	13%
Boxboard Europe	6%	6%	6%	6%	7%	7%	9%	10%	11%	10%	10%
Specialty Products	9%	9%	10%	10%	12%	12%	12%	12%	14%	13%	13%
Tissue Papers	19%	18%	18%	18%	18%	18%	17%	15%	13%	12%	12%
Consolidated return on assets	8.1%	8.0%	8.0%	8.5%	9.3%	9.3%	9.5%	9.6%	9.9%	9.4%	9.4%
Return on capital employed[8]	2.8%	2.8%	2.9%	3.2%	4.0%	4.0%	4.1%	4.2%	4.4%	4.1%	4.1%

Working capital[9]
In millions of $, at end of period	455	488	543	485	455	455	526	469	460	379	379
% of sales[10]	14.4%	14.0%	13.5%	13.1%	12.9%	12.9%	12.9%	12.7%	12.6%	12.3%	12.3%
1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Industrial Packaging shipments only, for all current and comparative periods.
3 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations presented as discontinued operations.
4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products Group manufacturing activities.
5 Average energy consumption for manufacturing mills only, excluding RdM. Not adjusted for discontinued operations.
6 Starting in Q1 2013, the rate includes Papersource and Bird Packaging. Excluding RdM for all periods and Djupafors starting in Q2 2014. Not adjusted for discontinued operations.
7 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) OIBD excluding specific items/LTM quarterly average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for discontinued operations.
8 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income, including our share of core joint ventures, excluding specific items, divided by the
LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for assets of disposal group classified as held for sale.
9 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale.
10 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for assets of disposal group classified as held for sale.

8

HISTORICAL FINANCIAL INFORMATION

	2012	2013					2014
(in millions of Canadian dollars, unless otherwise noted)	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales
Packaging Products
Containerboard	1,189	298	335	353	328	1,314	330	363	366	348	1,407
Discontinued operations net of intercompany transactions	(242)	(58)	(58)	(56)	(47)	(219)	(59)	(58)	(56)	(53)	(226)
Boxboard Europe	791	212	215	194	216	837	246	232	199	196	873
Discontinued operations net of intercompany transactions	(53)	(14)	(12)	(11)	(14)	(51)	(14)	(12)	(6)	—	(32)
Specialty Products	791	189	196	197	192	774	203	207	167	139	716
Discontinued operations net of intercompany transactions	(224)	(57)	(57)	(55)	(57)	(226)	(63)	(61)	(22)	(2)	(148)
Inter-segment sales	(56)	(12)	(12)	(13)	(13)	(50)	(13)	(13)	(10)	(13)	(49)
	2,196	558	607	609	605	2,379	630	658	638	615	2,541
Tissue Papers	979	241	264	279	249	1,033	245	257	282	270	1,054
Inter-segment sales and Corporate activities	(34)	(10)	(12)	(10)	(10)	(42)	(12)	(5)	(11)	(6)	(34)
Total	3,141	789	859	878	844	3,370	863	910	909	879	3,561
Operating income (loss)
Packaging Products
Containerboard	(12)	12	22	33	29	96	23	(6)	35	(6)	46
Discontinued operations	(1)	3	4	1	—	8	(1)	35	(1)	29	62
Boxboard Europe	1	2	1	—	(10)	(7)	14	(1)	4	(2)	15
Discontinued operations	2	—	2	3	13	18	1	12	—	1	14
Specialty Products	23	5	9	(12)	4	6	6	(37)	10	(6)	(27)
Discontinued operations	(4)	—	(3)	18	(5)	10	(2)	33	(2)	4	33
	9	22	35	43	31	131	41	36	46	20	143
Tissue Papers	92	18	23	29	36	106	9	11	20	8	48
Corporate activities	(29)	(17)	(17)	(13)	(14)	(61)	(14)	(10)	(15)	(15)	(54)
Total	72	23	41	59	53	176	36	37	51	13	137
OIBD excluding specific items[1]
Packaging Products
Containerboard	98	26	34	42	47	149	33	44	49	47	173
Discontinued operations	(8)	1	2	(1)	(1)	1	(2)	(1)	(3)	(3)	(9)
Boxboard Europe	42	11	10	9	21	51	23	19	14	14	70
Discontinued operations	1	—	2	2	2	6	1	1	—	—	2
Specialty Products	49	11	16	15	16	58	12	13	16	10	51
Discontinued operations	(12)	(2)	(5)	(3)	(7)	(17)	(4)	(3)	(4)	—	(11)
	170	47	59	64	78	248	63	73	72	68	276
Tissue Papers	138	29	33	39	32	133	20	23	32	21	96
Corporate activities	(23)	(9)	(10)	(9)	(11)	(39)	(8)	(6)	(11)	(7)	(32)
Total	285	67	82	94	99	342	75	90	93	82	340
Net earnings (loss)	(22)	(8)	2	11	6	11	(1)	(83)	(16)	(47)	(147)
Excluding specific items[1]	5	(4)	8	7	18	29	1	7	4	8	20
Net earnings (loss) per share (in dollars)
Basic and diluted	$(0.23)	$(0.09)	$0.03	$0.12	$0.05	$0.11	$(0.01)	$(0.88)	$(0.17)	$(0.51)	$(1.57)
Basic, excluding specific items[1]	$0.05	$(0.04)	$0.09	$0.07	$0.19	$0.31	$0.01	$0.08	$0.04	$0.08	$0.21
Net earnings (loss) from continuing operations per basic and diluted common share (in dollars)	$(0.19)	$(0.05)	$0.06	$0.28	$0.15	$0.44	$(0.01)	$(0.24)	$(0.20)	$(0.23)	$(0.68)

Cash flow from operations including discontinued operations	161	46	41	78	61	226	60	26	92	73	251
Cash flow from discontinued operations	(6)	2	1	5	(3)	5	(3)	10	(10)	(2)	(7)
Cash flow from continuing operations[1]	155	48	42	83	58	231	57	34	82	71	244

Net debt[2]	1,535	1,581	1,675	1,601	1,612	1,612	1,708	1,645	1,640	1,613	1,613
US$/CAN$	$1.00	$0.99	$0.98	$0.96	$0.95	$0.97	$0.91	$0.92	$0.92	$0.88	$0.91
EURO€/CAN$	$0.78	$0.75	$0.75	$0.73	$0.70	$0.73	$0.66	$0.67	$0.69	$0.70	$0.68
Natural Gas Henry Hub - US$/mmBtu	$2.79	$3.34	$4.09	$3.58	$3.60	$3.65	$4.94	$4.67	$4.06	$4.00	$4.42
Sources: Bloomberg and Cascades.
1 See “Forward-looking statements and supplemental information on non-IFRS measures” .
2 Defined as total debt less cash and cash equivalents.

9

BUSINESS HIGHLIGHTS

In 2014 and 2013, the Corporation completed transactions in order to optimize its asset base and streamline its cost structure. The following transactions and announcements, which occurred in both years, should be taken into consideration when reviewing the overall or segmented analysis of the Corporation's results.

BUSINESS CLOSURES, RESTRUCTURING AND DISPOSALS

BOXBOARD EUROPE

•
On April 9, 2014, following a consultation process with the unions, the Corporation announced closure of its subsidiary Cascades Djupafors, located in Ronneby, Sweden, which definitively ceased its operations on June 15. Results and cash flows have been reclassified as discontinued operations for the current and comparative periods.

SPECIALTY PRODUCTS GROUP

•
Effective June 30, 2014, we sold our fine papers activities for an amount of $39 million, before transaction fees of $1 million, of which $37 million was received on the date of the transaction and a selling price balance of $2 million has been received in the third quarter. A negative preliminary working capital adjustment of $2 million was recorded and paid by the Corporation during the third quarter. Results and cash flows have been reclassified as discontinued operations for the current and comparative periods.

•
On July 9, 2014, we announced the permanent closure of our kraft paper manufacturing activities located in East Angus, Québec. On September 26, we definitively ceased operations of the mill. Results and cash flows have been reclassified as discontinued operations for the current and comparative periods.

CONTAINERBOARD GROUP

•
On December 11, 2014, the Corporation announced that it had reached an agreement for the sale of its North American boxboard manufacturing and converting assets for $45 million. The transaction was closed on February 4, 2015. Results and cash flows have been reclassified as discontinued operations for the current and comparative periods. Balance sheet items were reclassified as held for sale.

•
On November 27, 2013, the Corporation announced the creation of a new joint venture with Maritime Paper Products Limited in the Atlantic provinces related to our plants in St. John's, Newfoundland, and Moncton, New Brunswick. The transaction was closed on January 31, 2014.

SIGNIFICANT FACTS AND DEVELOPMENTS
i. On August 18, 2014, we announced the strategic optimization and expansion of our tissue papers activities in the southeastern United States, with the installation of a new tissue converting facility in Wagram, North Carolina. This investment will reorganize and expand our converting activities in that area, which is a targeted region of growth for the Corporation. The total estimated cost of the project is US$55 million of which US$18 million has already been spent in 2014. New equipment is being installed progressively, and some production started in December 2014 and will continue throughout the first half of 2015.
ii. In 2014, we refinanced our 7.75% unsecured senior notes of US$500 million and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million, due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. We allocated the proceeds of these new notes to repurchase the US$500 million notes due in 2017 and the $200 million notes due in 2016. The remaining amounts (US$50 million and $50 million) were used to pay a premium totaling $31 million and refinancing costs of $13 million and to reduce our credit facility utilization. The refinancing of these notes will reduce our future interest expense by approximately US$8 million and $6 million annually.
iii. During the third quarter of 2013, we announced plans to increase tissue paper production capacity at our plant in St. Helens, Oregon. The project, consists in converting and starting up a second paper machine. The retrofitting of an existing machine will allow us to bring an additional capacity of 55,000 tons to this market at a lower capital cost and on a faster timeline than if we were to build a new machine. The project started its ramp-up period on October 25, 2014. Total cost of this project after the ramp-up period stood at $45 million as at December 31, 2014 ($11 million spent in 2013).
iv. During the fourth quarter of 2014, we announced the acquisition and installation, for $13 million, of two new printing presses for the Containerboard activities in our Vaudreuil and Drummondville, Québec plants which specialize in manufacturing corrugated packaging products. This investment will allow us to respond more quickly to our customers' needs, offer packaging products of greater quality and increase our productivity.
v. In 2013 and 2014, the results of our European boxboard operations were, from time to time, positively impacted by energy savings certificates ("white certificates"). These certificates of energy efficiency are awarded by the Italian authorities for the promotion of, and reward, energy savings achieved through approved projects. The recognition of these credits in our operating results is done once the approval of a project is received from the authorities. We might continue to receive such certificates in 2015.

10

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS (LOSS)

The Corporation incurred some specific items in 2014 and 2013 that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation's results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	2014
	Including Discontinued Operations					Exclusion of Discontinued Operations			Total
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate activities	Container- board	Boxboard Europe	Specialty Products	Consoli-dated
Operating income (loss)	46	15	(27)	48	(54)	62	14	33	137
Depreciation and amortization	62	35	23	47	16	(6)	—	(3)	174
Operating income (loss) before depreciation and amortization	108	50	(4)	95	(38)	56	14	30	311
Specific items:
Loss on acquisitions, disposals and others	1	—	43	—	—	(1)	—	(43)	—
Impairment charges	64	11	16	—	—	(64)	(4)	(2)	21
Restructuring costs (gain)	—	9	(4)	1	—	—	(8)	4	2
Unrealized loss on financial instruments	—	—	—	—	6	—	—	—	6
	65	20	55	1	6	(65)	(12)	(41)	29
Operating income (loss) before depreciation and amortization - excluding specific items	173	70	51	96	(32)	(9)	2	(11)	340
Operating income (loss) - excluding specific items	111	35	28	49	(48)	(3)	2	(8)	166

	2013
	Including Discontinued Operations					Exclusion of Discontinued Operations			Total
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate activities	Container- board	Boxboard Europe	Specialty Products	Consoli-dated
Operating income (loss)	96	(7)	6	106	(61)	8	18	10	176
Depreciation and amortization	60	37	26	44	15	(7)	(1)	(7)	167
Operating income (loss) before depreciation and amortization	156	30	32	150	(46)	1	17	3	343
Specific items:
Loss (gain) on acquisitions, disposals and others	(2)	—	—	—	5	—	—	—	3
Impairment charges (reversal)	1	17	26	(17)	—	—	(10)	(20)	(3)
Restructuring costs	2	4	—	—	—	—	(1)	—	5
Unrealized loss (gain) on financial instruments	(8)	—	—	—	2	—	—	—	(6)
	(7)	21	26	(17)	7	—	(11)	(20)	(1)
Operating income (loss) before depreciation and amortization - excluding specific items	149	51	58	133	(39)	1	6	(17)	342
Operating income (loss) - excluding specific items	89	14	32	89	(54)	8	7	(10)	175

11

LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS
In 2014 and 2013, the Corporation recorded the following gains and losses:

(in millions of Canadian dollars)	2014	2013
Employment contracts	—	5
Gain on disposal of property, plant and equipment	—	(2)
Class action settlement	5	—
Gain on a joint-venture contribution	(5)	—
	—	3

2014
In the fourth quarter, the Corporation settled a class action lawsuit that was filed against it and other North American manufacturers of containerboard. Under the terms of the settlement agreement the Corporation has agreed to pay US$4.8 million into a settlement fund in return for the release of all claims of the alleged class action without any admission of wrong doing on the part of the Corporation.

On January 31, the Corporation concluded the creation of a new joint venture, for converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL).This transaction resulted in a gain of $5 million (see Note 8, ''Investments in associates and joint ventures'' for more details).

2013
In the second quarter, the Containerboard Group sold a piece of land located at its New York City, U.S., containerboard plant site and recorded a gain of $2 million on the disposal.

As part of the transition process in connection with the appointment of a new President and CEO, the Corporation entered into employment contracts with the new President and CEO, and the Presidents of the Containerboard, Specialty Products and Tissue Papers business segments. The fair value of the post-employment benefit obligation related to these employment contracts was evaluated at $5 million as at March 31, and an equivalent charge has been recorded.

IMPAIRMENT CHARGES (REVERSAL) AND RESTRUCTURING COSTS
In 2014 and 2013, the Corporation recorded the following impairment charges (reversal) and restructuring costs:

	2014		2013
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges (reversal)	Restructuring costs
Containerboard Group	—	—	1	2
Boxboard Europe Group	7	1	7	3
Specialty Products Group	14	—	6	—
Tissue Papers Group	—	1	(17)	—
	21	2	(3)	5

2014
In the fourth quarter, the Boxboard Europe Group reviewed the recoverable amount of its Iberica, Spain, recycled boxboard manufacturing mill and recorded impairment charges on property, plant and equipment totaling $7 million. The slow recovery of the European economic environment since the 2009 financial crisis negatively impacted the profitability of this mill. The Boxboard Europe Group also recorded severances of $1 million in relation to previous years' plant closures.

In the second quarter, the Specialty Products Group recorded impairment charges of $2 million on property, plant and equipment, and the amount of $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. On September 30, the plant was sold to Laurent Lemaire, a director and major shareholder of the Corporation, at a value determined to be fair by the independent members of the Board. The independent directors of the Board reviewed all options for this business and determined that the sale to Mr. Lemaire was in the best interests of the Corporation and the employees of the consumer plastics business. The Group also recorded impairment charges of $3 million on other assets.

In the fourth quarter, the Specialty Products Group reviewed the recoverable amount of its flexible film activities CGU and recorded an impairment charge of $6 million on property, plant and equipment. Sustained low shipments in this sector do not generate enough profitability to support the carrying value of property plant and equipment.

The Tissue Papers Group recorded severances of $1 million as part of its consumer products activities restructuring.

12

2013
The Containerboard Group recorded an impairment charge of $1 million due to the re-evaluation of a note receivable (in Other assets) from a 2011 business disposal.

The Containerboard Group also recorded a $1 million provision relating to an onerous lease contract and an additional severances provision totaling $1 million in relation to the consolidation of its Ontario converting activities, announced in 2012.

The Boxboard Europe Group reviewed the recoverable amount of its Magenta and Marzabotto (both in Italy) and Iberica, Spain recycled boxboard manufacturing mills, and recorded impairment charges on property, plant and equipment totaling $7 million. The slow recovery of the European economic environment since the 2009 financial crisis negatively impacted the profitability of these mills and led to the consolidation of our recycled boxboard activities in Europe.

The Boxboard Europe Group recorded severances totaling $3 million in relation to consolidation of its recycled boxboard activities in Italy and Spain.

The Specialty Products Group also reviewed the recoverable amount of its honeycomb activities and recorded an impairment charge of the amount of $2 million on a client list and $4 million on goodwill. Low shipments in this sector do not generate enough profitability to support the carrying value of these intangible assets with a finite life.

The Tissue Papers Group recorded a $17 million reversal of impairment on its Memphis, Tennessee, manufacturing mill. The Corporation had initially recorded an impairment charge of $22 million as at the transition date to IFRS on January 1, 2010, due to operational challenges. Since then, the Corporation implemented a Group Best Practices program to maximize efficiency at all of its plants. These actions contributed to solving operating difficulties at the Memphis mill.

DERIVATIVE FINANCIAL INSTRUMENTS
In 2014, the Corporation recorded an unrealized loss of $6 million, compared to an unrealized gain of $6 million in 2013, on certain financial instruments not designated for hedge accounting.

LOSS ON REFINANCING OF LONG-TERM DEBT
Following the refinancing of the Corporation's unsecured senior notes on June 19, 2014, we recorded premiums of $30 million to repurchase and redeem our existing notes before their maturities. We also wrote-off financing costs and discounts related to the redeemed notes, in the amount of $14 million.

INTEREST RATE SWAPS
In 2013, the Corporation recorded an unrealized gain of $1 million on financial instruments on interest rate swaps.

FOREIGN EXCHANGE GAIN (LOSS) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In 2014, the Corporation recorded a loss of $30 million, compared to a gain of $2 million in 2013, on its US$-denominated debt and related financial instruments. This is composed of a loss of $27 million in 2014, compared to a loss of $7 million in 2013, on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a loss of $3 million in 2014, compared to a gain of $9 million in 2013, on foreign exchange forward contracts not designated for hedge accounting.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
In 2014, our share of results of associates and joint ventures includes a $1 million impairment charge on assets from our joint venture Maritime Paper. As well, it includes a $1 million unrealized gain on financial instruments not designated for hedge accounting, compared to a $5 million unrealized gain in 2013 from our associate Greenpac. Additionally, it includes $2 million in acquisition costs from our associate Boralex following its acquisition of Enel Green Power France in the fourth quarter of 2014. Finally, the 2013 share of results includes a $1 million impairment on its investment in a joint venture in Europe.

13

DISCONTINUED OPERATIONS
In 2014 and 2013, the Corporation recorded the following amounts in discontinued operations:

	2014				2013
(in millions of Canadian dollars)	Loss on disposals and others	Impairment charges	Restructuring costs (gain)	Total	Loss on disposals and others	Impairment charges	Restructuring costs (gain)	Total
Containerboard Group - Boxboard North America	1	64	—	65	—	—	—	—
Boxboard Europe Group	—	4	8	12	—	10	1	11
Specialty Products Group - Fine Papers	43	—	—	43	—	—	—	—
Specialty Products Group - Kraft Papers	—	2	(4)	(2)	—	20	—	20
Corporate activities	—	—	—	—	—	—	(2)	(2)
Total (excluding related income taxes)	44	70	4	118	—	30	(1)	29
Income taxes	(13)	(19)	1	(31)	—	(5)	—	(5)
Total	31	51	5	87	—	25	(1)	24

2014
On December 11, the Containerboard Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company, for $45 million. The sale was completed on February 4, 2015. Following the announcement, impairment charges of $2 million on intangible assets, $23 million on property, plant and equipment, and $6 million on spare parts were recorded.

In the second quarter, the Containerboard Group had reviewed the recoverable value of one boxboard mill and recorded impairment charges of $12 million on property, plant and equipment, and $5 million on spare parts. In the same quarter, we also recorded impairment charges of $16 million on notes receivable related to the 2011 disposal of our U.S. boxboard activities.

In the third quarter, the Containerboard Group sold a building in connection with a closed plant and recorded a gain of $1 million. Also during the third quarter, in connection with our boxboard plants sold in 2011, we recorded a loss of $2 million related to an onerous lease contract following the bankruptcy of Fusion Paperboard.

On June 15, following the announcement made in 2013, we definitively ceased the operation of our virgin boxboard mill located in Sweden. Following the closure, we recorded an impairment charge of $4 million on spare parts and severances of $7 million. An environmental provision of $1 million was recorded as well.

On June 30, we sold our fine papers activities of the Specialty Products Group, for a cash consideration of $39 million before transaction fees of $1 million, of which $37 million was received on closing and $2 million during the third quarter. Also during the third quarter, the Corporation recorded and paid a preliminary working capital adjustment of $2 million. The transaction is still subject to a working capital adjustment as of December 31. As a result, a loss on disposal of $43 million was recorded during the year.

On September 26, we ceased the operation of our kraft papers manufacturing activities of the Specialty Product Group located in East Angus, Québec. The closure was announced on July 9, and an impairment charge of $2 million on spare parts and restructuring costs of $4 million were recorded in the second quarter. At the same time, a curtailment gain of $9 million was recorded on the pension plan. In the fourth quarter, we recorded $1 million of closure costs for the mill.

2013
During the year, the Djupafors mill recorded severances totaling $1 million in relation to consolidation of its recycled boxboard activities in Djupafors, Sweden. The mill also recorded an impairment charge of $10 million on property, plant and equipment at its Djupafors mill. This impairment charge was recorded due to sustained difficult market conditions, which led to insufficient profitability.

In the third quarter, the Specialty Products Group reviewed the recoverable amount of its East Angus, Québec, kraft paper mill and recorded impairment charges of $16 million on property, plant and equipment, and $4 million on spare parts.

On March 11, 2011, the Corporation announced that it had entered into an agreement for the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant industry, to Reynolds Group Holdings Limited. In 2013, we reversed in Corporate Activities a $2 million provision for which we had retained liability following this transaction that did not materialize.

14

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	2014	2013
Net earnings (loss) attributable to Shareholders for the year	(147)	11
Net earnings attributable to non-controlling interest	4	3
Net loss from discontinued operations for the year	83	30
Provision for income taxes	16	19
Share of results of associates and joint ventures	—	3
Foreign exchange loss (gain) on long-term debt and financial instruments	30	(2)
Financing expense, interest expense on employee future benefits and loss on refinancing of long term debt	151	112
Operating income	137	176
Specific items:
Loss on acquisitions, disposals and others	—	3
Impairment charges (reversal)	21	(3)
Restructuring costs	2	5
Unrealized loss (gain) on financial instruments	6	(6)
	29	(1)
Operating income - excluding specific items	166	175
Depreciation and amortization	174	167
Operating income before depreciation and amortization - excluding specific items	340	342

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings excluding specific items and net earnings per share excluding specific items:

	NET EARNINGS (LOSS)		NET EARNINGS (LOSS) PER SHARE [1]
(in millions of Canadian dollars, except amount per share)	2014	2013	2014	2013
As per IFRS	(147)	11	$(1.57)	$0.11
Specific items:
Loss on acquisitions, disposals and others	—	3	—	$0.03
Impairment charges (reversal)	21	(3)	$0.13	$(0.02)
Restructuring costs	2	5	$0.02	$0.03
Unrealized loss (gain) on financial instruments	6	(6)	$0.05	$(0.04)
Loss on refinancing of long-term debt	44	—	$0.35	—
Unrealized gain on interest rates swaps	—	(1)	—	$(0.01)
Foreign exchange loss (gain) on long-term debt and financial instruments	30	(2)	$0.28	$(0.02)
Share of results of associates and joint ventures	2	(4)	$0.01	$(0.03)
Included in discontinued operations, net of tax	87	24	$0.94	$0.26
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	(25)	2	—	—
	167	18	$1.78	$0.20
Excluding specific items	20	29	$0.21	$0.31
1 Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

15

The following table reconciles cash flow from operating activities from continuing operations with cash flow from operating activities from continuing operations (adjusted) and cash flow from operating activities from continuing operations excluding specific items:

(in millions of Canadian dollars)	2014	2013
Cash flow from operating activities from continuing operations	231	236
Changes in non-cash working capital components	13	(5)
Cash flow from operating activities from continuing operations (adjusted)	244	231
Specific items, net of current income taxes if applicable:
Restructuring costs	2	2
Premium paid on long-term debt refinancing	31	—
Excluding specific items	277	233

The following table reconciles cash flow from operating activities from continuing operations with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	2014	2013
Cash flow from operating activities from continuing operations	231	236
Changes in non-cash working capital components	13	(5)
Depreciation and amortization	(174)	(167)
Net income taxes received	(14)	(5)
Net financing expense paid	73	100
Premium paid on long-term debt refinancing	31	—
Loss on acquisitions, disposals and others	—	(3)
Impairment charges and restructuring costs	(21)	—
Unrealized gain (loss) on financial instruments	(6)	6
Dividend received, employee future benefits and others	4	14
Operating income	137	176
Depreciation and amortization	174	167
Operating income before depreciation and amortization	311	343

The following table reconciles the total debt and the net debt with the net debt on operating income before depreciation and amortization (OIBD) excluding specific items ratio:

(in millions of Canadian dollars)	2014	2013
Long-term debt	1,556	1,540
Current portion of other long-term debt	40	39
Bank loans and advances	46	56
Total debt	1,642	1,635
Cash and cash equivalents	29	23
Net debt	1,613	1,612
OIBD excluding specific items[1,2]	340	352
Net debt / OIBD excluding specific items ratio	4.7	4.6
1 For 2013, the OIBD excluding specific items includes the effect of discontinued operations of $10 million as reported in 2013.
2 Net debt does not include the impact of the sale of our North American boxboard assets which results are reclassified as discontinued operations. The transaction was closed in February 2015 and the Corporation received proceeds of $46 million (including $1 million in working capital adjustment). However, as per the sale agreement, we will have to incur in 2015 cash disbursement of approximately $4 million to compensate for pension plan deficit as of February 4, 2015.

16

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014 COMPARED TO THE YEAR ENDED DECEMBER 31, 2013
Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

SALES
Sales increased by 6%, or $191 million, to reach $3,561 million in 2014, compared to $3,370 million in 2013. The 7% depreciation of the Canadian dollar against both the U.S. dollar and the Euro largely explains this increase. We experienced higher selling prices and increased shipments for our containerboard activities, while our tissue paper activities volumes and average selling prices were lower than last year when excluding the currency exchange rate impact.

Sales by geographic segment are as follows, along with the localization of our plants and property, plant and equipment around the world:

Sales from (in %):	Sales to (in %):

Production and sorting facilities' units (in %)[1]	Property, plant and equipment by geographic segment (in %)

1 Excluding sales offices, distribution and transportation hubs and corporate offices.
Including the main associates and joint ventures.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $137 million in 2014, compared to $176 million in 2013, a decrease of $39 million. The reduction in operating income mainly comes from the specific items recorded, as described on pages 30 to 33. The depreciation of the Canadian dollar and the increase in the average selling price and in volumes in our Containerboard Group positively contributed to operating income. However, these elements were more than offset by lower volume and average selling prices (excluding the currency impact) in our Tissue Papers Group, and by the negative impacts of higher raw material costs, mostly due to an increase in external purchases of paper rolls, mainly from Greenpac, in our Containerboard Group, a different mix of products sold and higher usage of virgin pulp in our Tissue Papers Group. Higher depreciation expense also impacted the operating income, mainly due to the lower Canadian dollar.

Excluding specific items, the operating income stood at $166 million in 2014, compared to $175 million in 2013 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss)'' sections for reconciliation of these amounts).

17

The main variances in sales and operating income in 2014, compared to 2013, are shown below:

Sales ($M)	Operating income ($M)

3,370
169
31
19
(14)
(14)
3,561
Sales 2013
F/X CAN$
Volume
Selling price & mix
Business closures (excl. Disc.op.)
Other intercompany eliminations
Sales 2014

176
167
(1)
342
25
19
7
(1)
(3)
(49)
340
(29)
(174)
137
2013 Operating income
Depreciation & amortization
Specific items
2013 OIBD[4]
F/X CAN$[2]
Selling price & mix
Volume
Business closures (excl. Disc.op.)
Other costs[3]
Energy
Raw materials[1]
2014 OIBD[4]
Specific items
Depreciation & amortization
2014 Operating income

1 Raw material: The impacts of these estimated costs are based on production costs per unit shipped externally, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastics and woodchips.
2 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by our non-Canadian subsidiaries OIBD translation into CAN$. It also includes the impact of the exchange rate variation on the Corporation's Canadian units in other currency than the CAN$
working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 26 for more details).
3 Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiencies and product mix changes.
4 OIBD: Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 38 to 49).

18

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills [2]
As the U.S. economy picked up, the U.S. containerboard industry remained well balanced in 2014 despite the addition of production capacity. Total production and the capacity utilization rate increased slightly in 2014.

The average inventory level was 4% higher in 2014 than in 2013 and weeks of supply averaged 4.1, a figure slightly above the 2013 and 2012 levels. This increase can be explained by the addition of production capacity.

Canadian corrugated box industry shipments [3]	Reference prices - recovered paper (brown grade) [1]
Canadian shipments increased by 3% in 2014 compared to 2013, as both Canada and the U.S. experienced improved market conditions.
The average reference price of Corrugated containers no.11 decreased again in 2014, due to weak Asian demand and improved recovery rates in China. Closures of North American mills also resulted in abundant domestic supply to meet demand.

Reference prices - containerboard [1]
The linerboard reference price remained stable throughout 2014 while, according to RISI, the reference price for corrugating medium posted a $10 per ton decline starting in July 2014 as a result of new production capacity in the Northeast.

1 Source: RISI
2 Source: Fiber Box Association
3 Source: Canadian Corrugated and Containerboard Association

19

Our Performance
Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

Sales	OIBD and OIBD margin (excluding specific items)	Shipments and manufacturing capacity utilization rate	Average selling price

The main variances in sales and operating income for the Containerboard Group are shown below:

Sales ($M)	Operating income ($M)

1,095
41
38
30
(6)
(17)
1,181
Sales 2013
Volume
Selling price & mix
F/X CAN$
Other intercompany eliminations
Business closures (excl. Disc.op.)
Sales 2014

104
53
(7)
150
38
16
2
(2)
(10)
(30)
164
(56)
108
2013 Operating income
Depreciation & amortization
Specific items
2013 OIBD[4]
Selling price & mix
Volume
F/X CAN$[2]
Business closures (excl. Disc.op.)
Energy
Other costs[3]
Raw materials[1]
2014 OIBD[4]
Specific items
Depreciation & amortization
2014 Operating income

For Notes 1 to 4, see definitions on page 37.

The Corporation incurred some specific items in 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 30 to 33 for more details and reconciliation.

20

2013	2014	Change in %

Shipments[1] ('000 s.t.)		4%
1,063	1,104

Average Selling Price
(CAN$/unit)
1,031	1,070	4%
(US$/unit)
1,001	969	-3%

Sales ($M)		8%
1,095	1,181

Operating income ($M)
(as reported)
104	108	4%

(excluding specific items)		11%
97	108

OIBD ($M)
(as reported)
157	164	4%
% of sales
14%	14%

(excluding specific items)
150	164	9%
% of sales
14%	14%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

3 Pro forma figures based on normalized average daily production and current-month margin, as well as unplanned downtime taken.

Shipments increased by 4%, or 41,000 s.t., to 1,104,000 s.t. in 2014, compared to 1,063,000 s.t. in 2013. The containerboard mills’ external shipments went up by 19,000 s.t.(same-plants basis), or 5%, as they sold fewer tons internally following the start-up of the Greenpac mill2, which is now fulfilling a portion of our internal converting linerboard needs. Also, despite a fire at our Niagara Falls mill in the third quarter of 2014 and the 14-day shutdown in the first quarter at our Trenton mill, which together subtracted 15,000 s.t.3, the mills still managed to increase their operating rate by 1%. Our corrugated products plants registered a volume increase of 3.3% (same plants basis). This mirrors the Canadian and US industries that respectively recorded an increase of 4% and 1.2%.
The total average selling price went up by $39, or 4%, to $1,070 per s.t. in 2014 compared to $1,031 in 2013. While our containerboard mills average selling price showed a slight increase of US$2 per s.t., our corrugated products plants’ average selling price rose by CAN$50 per s.t. Simultaneously, the weakening of the Canadian dollar positively impacted the average selling price of both our primary and converting sectors.
As a result, the Containerboard Group’s sales increased by $86 million, or 8%, to $1,181 million in 2014, compared to $1,095 million in 2013. Notwithstanding the sale of our two converting plants in the Maritimes in the first quarter of 2014 which subtracted $17 million in sales, all factors impacting the Group’s revenue line were positive. Furthermore, the increased volume highlighted above generated $41 million of additional sales while the 7% decline in the Canadian dollar value and a higher average selling price combined to add another $68 million of revenue.
Excluding specific items, operating income stood at $108 million in 2014, compared to $97 million in 2013, an increase of $11 million mainly driven by better selling prices and stronger volume. These two factors jointly produced $54 million of additional income. On the other hand, raw material costs increased by $30 million. Our containerboard mills benefited from lower recycled fibre prices, albeit not sufficient to counterbalance the negative impact of the weakening Canadian dollar and the 29% increase in the paper bought externally, coming largely from Greenpac2. Lastly, freight costs were up $6 million, due largely to the mills that shipped to less favourable locations with an increase in external shipments.
The 2014 operating income was also impacted by the harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast that led to higher energy costs of approximately $4 million during the first quarter of 2014, and by an amount of $4 million loss resulting from a 14-day shutdown following problems with the water treatment equipment at our Trenton containerboard mill. Fire incidents also resulted in additional maintenance and repair expenses, and unplanned downtime, for a shortfall of around 7,000 tons at our containerboard mill in Niagara Falls, U.S., and our converting plant in Etobicoke, Ontario3.
The 2013 operating income was also impacted by a loss of $2 million following flooding incidents resulting in additional maintenance and repair expenses, and unplanned downtime for a shortfall of around 6,000 tons3 at our containerboard mill in Niagara Falls, U.S. and by a $5 million gain resulting from a decrease in our post-retirement benefits liability following a change to our benefits program.
In the first quarter of 2014, a gain of $5 million was recorded following the contribution of our assets in the Atlantic provinces to a newly formed joint venture with Maritime Paper Products Limited, in which we have a 40% ownership share. Also, in the last quarter of 2014, a provision of $5 million was recorded following a class action lawsuit settlement. Please refer to page 30 to 33 for more details on specific items recorded in 2014 and 2013.
Finally, we are also recording our share of results of our associate Greenpac2 mill (59.7%). In 2014, including the incidents of a fire protection system malfunction and a fire in the raw material yard located outside, Greenpac had a negative contribution of $4 million to share of results of associates and joint ventures (excluding specific items).

21

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry's order inflow of coated boxboard from Europe 1
In Europe, order inflows of white-lined chipboard (WLC) increased by 3% in 2014 compared to 2013. For folding boxboard, order inflows were 1% lower than in 2013. The fourth quarter of 2014 represented the best quarter over the last six years for WLC order inflows at 754,000 tonnes.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Virgin coated duplex boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

Reference prices - boxboard in Europe [4]	Reference prices - recovered papers in Europe [4]
Recycled WLC reference prices remained stable all year long but decreased slightly at the end of the year in Italy and Spain. The economic recovery in 2014 resulted in price increases averaging 20 Euros per tonne for virgin coated duplex boxboard at the beginning of the year. Since then, prices have decreased slightly.

In 2014, our recovered paper reference index in Europe decreased by 5%, mainly due to lower prices for brown grades, a decrease in Asian demand, higher stocks and planned production outages at paper mills.

1 Source: CEPI Cartonboard
2 The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for white-lined chipboard.

3 The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for coated duplex boxboard.

4 Source: RISI
5 The Recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for recovered papers. This index should only be used as a trend indicator and may differ from our actual purchasing costs and our purchase mix.

22

Our Performance
Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

Sales	OIBD and OIBD margin (excluding specific items)	Shipments and manufacturing capacity utilization rate	Average selling price

The main variances in sales and operating income for the Boxboard Europe Group are shown below:

Sales ($M)	Operating income ($M)

786
59
6
2
(12)
841
Sales 2013
F/X CAN$
Volume
Other intercompany eliminations
Business closures (excl. Disc.op.)
Selling price & mix
Sales 2014

11
36
10
57
8
7
6
4
2
(12)
72
(8)
(35)
29
2013 Operating income
Depreciation & amortization
Specific items
2013 OIBD4
Other costs3
Raw materials1
F/X CAN$2
Energy
Volume
Business closures (excl. Disc.op.)
Selling price & mix
2014 OIBD4
Specific items
Depreciation & amortization
2014 Operating income

For Notes 1 to 4, see definitions on page 37.

The Corporation incurred some specific items in 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 30 to 33 for more details and reconciliation.

23

2013	2014	Change in %

Shipments[1] ('000 s.t.)		1%
1,085	1,093

Average Selling Price[2]
(CAN$/unit)
723	770	7%
(Euro€/unit)
528	525	-1%

Sales ($M)		7%
786	841

Operating income ($M)
(as reported)
11	29	164%

(excluding specific items)		76%
21	37

OIBD ($M)
(as reported)
47	64	36%
% of sales
6%	8%

(excluding specific items)
57	72	26%
% of sales
7%	9%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments increased slightly by 8,000 s.t., or 1%, to 1,093,000 s.t. in 2014 compared to 1,085,000 s.t. in 2013. The shipments in our virgin boxboard activities increased, due in part to a pulp tank incident that occurred in the first quarter of 2013 and reduced the production output. On the other hand, the shipments decreased in our recycled boxboard activities due to the challenging environment in Europe and to a machine rebuilt at our Santa Giustina mill in 2014.

The total average selling price went up by $47, or 7%, to $770 per s.t. in 2014 compared to $723 in 2013, resulting mainly from a lower Canadian dollar against the Euro. The average selling price in Euros decreased by €3, to €525 in 2014, compared to €528 in 2013. The recycled activities average selling price is down by €8 while the virgin boxboard activities' average selling price is up by €6 in 2014 compared to 2013.

As a result, the Boxboard Europe Group’s sales increased by an amount of $55 million, or 7%, to $841 million in 2014 compared to $786 million in 2013. The 7% depreciation of the Canadian dollar against the Euro is the key factor explaining that increase and accounted for $59 million of it. As well, higher volume coming from our virgin boxboard activities generated $6 million in additional sales but were more than offset by a lower average selling price for $12 million. However, this decrease was mitigated by a favourable mix of product sold and geographic mix of sales.

Excluding specific items, operating income stood at $37 million in 2014 compared to $21 million in 2013, an increase of $16 million. We benefited from a $4 million positive energy impact mainly related to $9 million in white certificates in 2014 compared to $6 million in 2013 (see the ''Business Highlights'' section for more details). Lower fixed costs and general and administrative expenses explain the majority of a $8 million cost reduction compared to the same period of last year. Lower raw material costs positively contributed as well for $7 million. Finally, the 7% depreciation of the Canadian dollar against the Euro accounted for $6 million of the increase. As explained above, the lower average selling price and mix partly offset the increase for $12 million.

In 2014, the Group recorded impairment charges on property, plant and equipment totaling $7 million on its Iberica recycled boxboard mill in Spain and severances totaling 1 M$ related to previous years plant closures. In 2013, impairment charges of $7 million were recorded on property, plant and equipment at our Marzabotto and Magenta (both in Italy) and Iberica, Spain recycled boxboard mills. Also, severances totaling $3 million were recorded in relation to the consolidation of our recycled boxboard activities. Please refer to page 30 to 33 for more details on specific items recorded in 2014 and 2013.

24

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - market pulp [1]	Reference prices - uncoated recycled boxboard [1]
In 2014, prices followed a downward trend as a result of lower demand from China, market downtimes and a stronger U.S. dollar. However, average prices of all grades were 1% to 9% higher in 2014 than in 2013.
For a second consecutive year, the reference price for uncoated recycled boxboard increased in 2014. The 4% increase over 2013 can be attributed to market strength and growing order backlogs.

U.S. recycled fibre exports to China 1
With the sale of our fine papers activities and our exit from the kraft paper market, our recycling and recovery activities represent a more important component of the results of the Specialty Products Group. The relationship between recovered paper supply and demand, particularly from Asia, plays an important role in pricing dynamics. For a second consecutive year, U.S. exports to China decreased in 2014. White grades and old corrugated containers grades decreased by 44% and 4% respectively over 2013 while mixed groundwood papers and old newspapers exports increased by 7% and 2% in 2014 compared to the previous year. The percentage of total U.S exports to China was approximately 3% lower in 2014 than in 2013.

Total U.S. exports of recycled papers to China - all grades	Major grades exported by the U.S.

Chinese imports of recycled fibre 1
Total Chinese imports decreased by 8% between 2012 and 2014, as a result of higher recovery rates and lower demand in China. In 2014, imports of old corrugated containers were 6% lower than in 2013.

Total Chinese imports of recycled papers - all grades	Major grades imported by China

1 Source: RISI

25

Our Performance
Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

Sales	OIBD and OIBD margin (excluding specific items)	Industrial packaging manufacturing shipments and manufacturing capacity utilization rate

The main variances in sales and operating income for the Specialty Products Group are shown below:

Sales ($M)	Operating income ($M)

548
25
12
4
3
(24)
568
Sales 2013
F/X CAN$
Volume
Selling price & mix
Business closures (excl. Disc.op.)
Other intercompany eliminations
Sales 2014

16
19
6
41
7
4
(1)
(4)
(7)
40
(14)
(20)
6
2013 Operating income
Depreciation & amortization
Specific items
2013 OIBD4
F/X CAN$2
Selling price & mix
Business closures (excl. Disc.op.)
Energy
Volume
Other costs3
Raw materials1
2014 OIBD4
Specific items
Depreciation & amortization
2014 Operating income

For Notes 1 to 4, see definitions on page 37.

The Corporation incurred some specific items in 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 30 to 33 for more details and reconciliation.

26

2013	2014	Change in %

Shipments[1] ('000 s.t.)		-5%
168	160

Sales ($M)		4%
548	568

Operating income ($M)
(as reported)
16	6	-63%

(excluding specific items)		-9%
22	20

OIBD ($M)
(as reported)
35	26	-26%
% of sales
6%	5%

(excluding specific items)
41	40	-2%
% of sales
7%	7%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments decreased by 8,000 s.t., or 5%, to 160,000 s.t. in 2014, compared to 168,000 s.t. in 2013, due to lower volume in the Industrial Packaging sector.

The Specialty Products Group's sales increased by $20 million, or 4%, to $568 million in 2014, compared to $548 million in 2013. The increase was mainly driven by the 7% depreciation of the Canadian dollar against the U.S. dollar and accounted for $25 million of the increase.

Excluding specific items, operating income stood at $20 million in 2014, compared to $22 million in 2013, a decrease of $2 million. Lower spread mainly resulting from higher resin costs in our Consumer Packaging sector, higher maintenance costs as well increased freight costs due to a different mix of customers and fuel surcharge accounted for $4 million, $3 million and $1 million respectively. These were partly offset by a favourable exchange rate, which accounted for $7 million of the operating income.

In the fourth quarter of 2014, the Group recorded impairment charges of $6 million on property, plant and equipment due to sustained challenging business conditions for a plant manufacturing flexible packaging in our Consumer Packaging sector. Impairment charges of $3 million on other assets were also recorded in the second quarter of 2014.

As well in the second quarter of 2014, the Group recorded impairment charges of $2 million on property, plant and equipment and $3 million on spare parts for a plant that was sold to Laurent Lemaire on September 30, 2014, a director and major shareholder of the Corporation, at a value determined to be fair by the independent members of the Board. The independent directors of the Board reviewed all options for this business and determined that the sale to Mr. Lemaire was in the best interests of the Corporation and the employees of the consumer plastics business. Please refer to page 30 to 33 for more details on specific items recorded in 2014 and 2013.

27

TISSUE PAPERS

Our Industry

U.S. tissue paper industry - production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry - converted product shipments [1]
In 2014, parent roll shipments were 1% higher than during the previous year. While the average capacity utilization rate for the year remained stable at 94%, it ended the year at 90% as newly installed capacity ramped up production.
Both the retail and away-from-home markets continued to grow in 2014, with shipments increasing by 2%.

Reference prices - parent rolls [1]	Reference prices - recovered paper (white grade) [1]
The reference price for recycled parent rolls declined by 11% in 2014, mainly due to favourable recovered paper prices and additional capacity. The reference price for virgin parent rolls decreased by 7% during the year, as additional production capacity more than offset increasing virgin pulp prices.
The reference price of Sorted office papers no.37 increased by 3% in 2014, compared to 2013, after two consecutive years of decrease. Greater demand in the U.S. and Mexico pushed prices higher.

U.S. producer price index - yearly changes in converted tissue prices [2]
In the U.S., prices for retail toilet tissue and paper towels decreased from 2.5% to 4.4% in 2014 compared to 2013, as intensive promotional activities took place.

1 Source: RISI
2 Source: U.S. Bureau of Labor Statistics

28

Our Performance

Sales	OIBD and OIBD margin (excluding specific items)	Shipments and manufacturing capacity utilization rate	Average selling price

The main variances in sales and operating income for the Tissue Papers Group are shown below:

Sales ($M)	Operating income ($M)

1,033
54
6
(11)
(28)
1,054
Sales 2013
F/X CAN$
Other intercompany eliminations
Business closures (excl. Disc.op.)
Selling price & mix
Volume
Sales 2014

106
44
(17)
133
10
(7)
(10)
(11)
(19)
96
(1)
(47)
48
2013 Operating income
Depreciation & amortization
Specific items
2013 OIBD[4]
F/X CAN$[2]
Other costs[3]
Business closures (excl. Disc.op.)
Energy
Volume
Selling price & mix
Raw materials[1]
2014 OIBD[4]
Specific items
Depreciation & amortization
2014 Operating income

For Notes 1 to 4, see definitions on page 37.

The Corporation incurred some specific items in 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 30 to 33 for more details and reconciliation.

29

2013	2014	Change in %

Shipments[1] ('000 s.t.)		-3%
583	567

Average Selling Price
(CAN$/unit)
1,772	1,860	5%
(US$/unit)
1,720	1,683	-2%

Sales ($M)		2%
1,033	1,054

Operating income ($M)
(as reported)
106	48	-55%

(excluding specific items)		-45%
89	49

OIBD ($M)
(as reported)
150	95	-37%
% of sales
15%	9%

(excluding specific items)
133	96	-28%
% of sales
13%	9%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments decreased by 16,000 s.t., or 3%, to 567,000 s.t. in 2014, compared to 583,000 s.t. in 2013. Manufacturing external shipments decreased slightly by 2,000 s.t., or 1%, to 161,000 s.t. in 2014, compared to 163,000 s.t. in 2013. Converting shipments decreased by 14,000 s.t., or 3%, to 406,000 s.t. in 2014, compared to 420,000 s.t. in 2013. The decrease is mainly driven by slower demand in our U.S. retail segment.

The total average selling price, went up by $88, or 5%, to $1,860 per s.t. in 2014 compared to $1,772 per s.t. in 2013. The 7% depreciation of the Canadian dollar against the U.S. dollar contributed increasing the average selling price. These gains were partially offset by a price erosion in our Retail Canada segment due to the product mix and a competitive market landscape, combined with lower jumbo rolls selling prices.

As a result, the Tissue Paper Group’s sales increased by $21 million, or 2%, to $1,054 million in 2014, compared to $1,033 million in 2013. The $54 million favourable impact of the 7% depreciation of the Canadian dollar against the U.S. dollar more than offset the negative $28 million impact on volume. The lower average selling price, as explained above, had an $11 million negative impact on sales.

Excluding specific items, operating income stood at $49 million in 2014, compared to $89 million in 2013, for a decrease of $40 million, or 45%. Lower shipments in our U.S. retail market mostly contributed to a negative volume impact of $10 million. An erosion of spread driven by a raw material increase, a higher virgin pulp usage and a lower average selling price has also negatively impacted profitability by an amount of $30 million. The increase in manufacturing expenses is impacted by the current volume situation which has been offset by lower sub-contracting costs as we completed the installation of a new production line in order to increase our U.S. converting capacity. The cold weather in the Northeast in the first quarter of 2014 explains an amount of $4 million of the $7 million negative energy impact. A favourable exchange rate increased operating income by $10 million.

In 2014, the Tissue Papers Group recorded a $1 million restructuring cost related to a severance cost for lay-off communicated to employees during the last quarter of the year, affecting our Toronto converting facility. This layoff is part of a supply chain improvement initiative started in 2014. This initiative will optimize our manufacturing capacity between Canada and the U.S., in order that we can be closer to the market by improving our distribution network.

In 2013, the Group recorded a $17 million reversal of impairment on its Memphis, Tennessee manufacturing mill. The Corporation had initially recorded an impairment charge of $22 million as at transition date to IFRS on January 1, 2010, due to operational challenges. Since then, the Corporation has implemented a Group Best Practices program to maximize efficiency at all of its plants. These actions contributed to solving operating difficulties at the Memphis mill.

30

CORPORATE ACTIVITIES

The operating loss in 2014 includes an unrealized loss of $6 million on financial instruments compared to an unrealized loss of $2 million in 2013. In the first quarter of 2013, the Corporation recorded a $5 million charge due to the establishment of employment contracts in favour of the new CEO and the Presidents of its Containerboard, Specialty Products and Tissue Papers business segments. Operating loss in 2014 was positively impacted compared to 2013, as we incurred lower costs in connection with our information system transformation and lower corporate expenses. In 2014, the operating loss includes a $3 million loss representing direct costs incurred by the Corporation resulting from fire incidents at its Niagara Falls mill and Etobicoke converting plant both in our Containerboard Group.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
The depreciation and amortization expense increased by $7 million, to $174 million in 2014, compared to $167 million in 2013. The impairment charges recorded in the last twelve months decreased the depreciation and amortization expense for 2014, but have been more than offset by capital investments completed during the last twelve months. The depreciation of the Canadian dollar against the Euro and the U.S. dollar also increased the depreciation expense from our European and U.S. operations, for $5 million.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS
The financing expense and interest on employee future benefits decreased by $5 million to $107 million in 2014 compared to $112 million in 2013. The depreciation of the Canadian dollar against the Euro and the U.S. dollar increased the interest expense by approximately $4 million, but this factor was more than offset following the refinancing of senior notes at lower interest rates by approximately $7 million.

Interest expense on the employee future benefits obligation decreased by $2 million to $6 million in 2014 compared to $8 million in 2013, due to good investment returns in 2013. Despite a significant decrease in discount rates, good investment returns in 2014 will allow interest expense on employee future benefits to remain stable in 2015. This expense does not require any cash payment by the Corporation.

During the fourth quarter of 2014, Standard & Poor's, a rating service agency, upgraded the unsecured debt rating to ''B+'' of the Corporation from ''B'' following the review of its recovery analysis methodology calculation. During the second quarter of 2013, Standard & Poor's downgraded the long-term corporate credit rating of the Corporation to ''B+'' from ''BB-'' on slower de-leveraging, with a stable outlook. This has caused an increase, of 37.5 basis points, in the interest rate on our revolving credit facility in the second half of 2013 and for future periods.

In 2013, the Corporation recorded an unrealized gain of $1 million on financial instruments on interest rate swaps.

In 2014, we refinanced our 7.75% unsecured senior notes of US$500 million and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million, due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. We allocated the proceeds of these new notes to repurchase the US$500 million notes due in 2017 and the $200 million notes due in 2016. The remaining amounts (US$50 million and $50 million) were used to pay a premium totaling $31 million and refinancing costs of $13 million and to reduce our credit facility utilization. The refinancing of these notes will reduce our future interest expense by approximately US$8 million and $6 million annually.

Following the refinancing of the Corporation's unsecured senior notes on June 19, 2014, we recorded premiums of $30 million to repurchase and redeem our existing notes before their maturities. We also wrote-off financing costs and discounts related to the redeemed notes, in the amount of $14 million.

31

PROVISION FOR INCOME TAXES
In 2014, the Corporation recorded an income tax provision of $16 million, for an effective tax rate of 7%. The provision for (recovery of) income taxes based on the effective income tax rate differs from the provision for (recovery of) income taxes based on the combined basic rate for the following reasons:

(in millions of Canadian dollars)	2014	2013
Provision for (recovery of) income taxes based on the combined basic Canadian and provincial income tax rate	(12)	17
Adjustment of provision for (recovery of) income taxes arising from the following:
Difference in statutory income tax rate of foreign operations	1	5
Reassessment	3	1
Permanent differences - others	22	(2)
Change in unrecognized temporary differences	2	(2)
	28	2
Provision for income taxes	16	19

In 2014, we optimized our North American capital structure and incurred a one-time withholding tax of $14 million, included in the permanent differences in the above table.

The income tax provision is mainly impacted by the weighted average of taxable income in each jurisdiction. The tax provisions for the foreign exchange gain or loss on long-term debt and related financial instruments, and our share of the results of our Canadian associates and joint ventures are calculated at the rate of capital gain.

As for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, our share of results is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity. As such, income taxes at the United States statutory tax rate are fully integrated into each partner's consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. In fact, the weighted-average applicable tax rate was 26.5% in 2014.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of results of associates and joint ventures is partly represented by our 34.23% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France. To finance its acquisition of Enel Green Power France, in December 2014, Boralex proceeded, in January 2015, to the issuance of common shares which diluted our participation to 27.4% at that time.

We are also recording our share (59.7%) of the results of our associate, Greenpac mill. In 2014, Greenpac had a $3 million negative contribution to our share of results of associates and joint ventures. No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the ''Provision for income taxes'' section just above for more details).

RESULTS OF DISCONTINUED OPERATIONS
Refer to the ''Financial Overview'' section on pages 20 to 21 for all details on results and cash flows from discontinued operations.

32

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Continuing operating activities generated $231 million of operating cash flow in 2014 compared to $236 million in 2013. Changes in non-cash working capital components used $13 million in liquidity in 2014 compared to generation of $5 million in 2013. The first half of the year normally requires cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in pre-paid expenses and payment of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. In the first quarter of 2014, our working capital increased due to higher inventory levels following softer demand, particularly in our tissue papers business, and higher sales volume towards the end of March. Demand in our Tissue Papers Group has improved since the first quarter, but inventory of jumbo rolls remains high. Also, in Europe, a reduction of $17 million (€12 million) in factoring of accounts receivable contributed to increased working capital requirements during the year. However, actions taken since 2012 to improve our working capital of the last twelve months (LTM) as a percentage of sales continue to show positive results. As at December 31, 2014, the level of working capital as a percentage of LTM sales stands at 12.3%.

Cash flow from operating activities from continuing operations, excluding the change in non-cash working capital components, stood at the amount of $244 million in 2014, compared to $231 million in 2013. In 2014, cash flows from operating activities from continuing operations were reduced by refinancing costs paid, totaling $31 million. Interest paid in 2014 was lower than in 2013, following our June 2014 refinancing, which postponed our interest payments on our senior notes from December to January. We benefited from a net income tax reimbursement of $14 million and from lower pension and post-benefits payments, compared to 2013. This cash flow measurement is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Investment activities required total cash resources of $173 million in 2014 and 2013. Capital expenditure payments accounted for $171 million in 2014, compared to $126 million in 2013, net of proceeds of disposals in the amount of $7 million in 2014, compared to $12 million in 2013. Other assets and investments in associates and joint ventures required $2 million in 2014, compared to $47 million in 2013.

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in 2014 amounted to $178 million, compared to $138 million in 2013. New capital expenditure projects in 2014 amounted to $179 million, compared to $147 million in 2013. The remaining amounts are related to the variation in purchases of property, plant and equipment included in ''Trade and Other Payables'' and to capital-lease acquisitions and acquisitions included in ''Other debts''.

New capital expenditure projects by sector were as follows in 2014 (in $M):

33

The major capital projects initiated, in progress or completed in 2014 are as follows:

CONTAINERBOARD

•
$13 million for the acquisition and installation of two new printing presses at the Québec plants of Vaudreuil and Drummondville, which specialize in manufacturing corrugated packaging products. This investment will allow us to respond more quickly to our customers' needs, offer packaging products of greater quality and increase our productivity.

•
$10 million for which grants were awarded, at our Cabano mill, for the installation of a new water pulp process, which will increase our return on wood-chips and reduce chemical usage and atmospheric emissions.

BOXBOARD EUROPE

•
$21 million in order to rebuild the wet-end section and for the installation of a belt calender at the Santa Giustina recycled boxboard mill, in Italy, that will allow a reduction of energy consumption, increase productivity and improve quality.

TISSUE PAPERS

•	$34 million, as part of the recently announced project to convert and start a second paper machine at our Oregon mill.

•	$20 million for a new building and a new towel line that will allow us to increase our production capacity in Wagram, North Carolina.

Other capital projects initiated, in progress or completed across the Corporation have been paid for in 2014 but are not significant enough to be described.

PROCEEDS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

In 2014, the main transactions composing the $7 million in proceeds on disposal of property, plant and equipment were as follows:

•	The Containerboard Group sold a building related to a plant that had previously been closed, for proceeds of $3 million.

•	The Boxboard Europe Group, specifically RdM, sold some equipment coming from a plant that had been closed in 2013 and received proceeds of $2 million in 2014 .

INVESTMENTS IN INTANGIBLE AND OTHER ASSETS, AND INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In 2014, the Corporation also invested in other assets and made investments in associates and joint ventures in the amount of $2 million compared to $47 million in 2013. The main investments of 2014 and 2013 were as follows:

2014

•	$5 million for the modernization of our financial information system to an ERP information technology system.

•	Greenpac repaid $2 million on its bridge loan from the Corporation.

•	$1 million from the reimbursement of notes receivable coming from business sold in 2011.

2013

•	US$30 million ($32 million) for our Greenpac project in our Containerboard Group segment.

•	$14 million for the modernization of our financial information system to an ERP information technology system.

34

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

DEBT REFINANCING
In 2014, we refinanced our 7.75% unsecured senior notes of US$500 million and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million, due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. We allocated the proceeds of these new notes to repurchase the US$500 million notes due in 2017 and the $200 million notes due in 2016.

Issuance proceeds were used as follows:

(in millions of Canadian dollars)
Debt issuance	846
Offering and tender offer fees	(13)
Refinanced debt repurchase	(740)
Premium paid on refinanced debt	(31)
Decrease of credit facility	(62)

In 2013, the Corporation repurchased US$4 million of its 7.25% unsecured senior notes for an amount of US$4 million ($4 million) and the amount of US$6 million of its 6.75% unsecured senior notes, for an amount of US$6 million ($6 million). No gain or loss resulted from these transactions.

In 2013, the Corporation also paid US$4 million ($4 million) for the settlement of derivative financial instruments related to its 7.25% unsecured senior notes and US$10 million ($10 million) for the settlement of derivative financial instruments related to its 6.75% unsecured senior notes.

The Corporation redeemed 77,400 of its common shares on the open market in 2014, pursuant to a normal-course issuer bid. The Corporation also issued 376,025 common shares following the exercise of stock options, for an amount of $1 million received. Including the $15 million in dividends paid out in 2014, financing activities from continuing operations, including debt repayment and the change in our revolving facility, required $105 million in liquidity, compared to requirements of $49 million in the same period of 2013.

CONSOLIDATED FINANCIAL POSITION
AS AT DECEMBER 31, 2014, 2013 AND 2012

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2014	2013	2012
Cash and cash equivalents	29	23	20
Working capital[1]	379	455	455
% of sales[2]	12.3%	12.9%	14.4%
Bank loans and advances	46	56	80
Current portion of other long-term debt	40	39	60
Long-term debt	1,556	1,540	1,415
Total debt	1,642	1,635	1,555
Net debt (total debt less cash and cash equivalents)	1,613	1,612	1,535
Equity attributable to Shareholders	893	1,081	978
Total equity	1,003	1,194	1,094
Total equity and net debt	2,616	2,806	2,629
Ratio of net debt/(total equity and net debt)	61.7%	57.4%	58.4%
Shareholders' equity per share (in dollars)	$9.48	$11.52	$10.42
1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. It includes the working capital of our North American assets that were reclassified as held for sale.
2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Including the results of our discontinued operations on an LTM basis.

35

NET DEBT RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) in 2014 are shown below (in M$), with the applicable financial ratios included (2013 OIBD excluding specific items includes the results of the discontinued operations):

352	OIBD excluding specific items (last twelve months)	340
4.6	Net debt1/OIBD excluding specific items	4.7
1 Net debt does not include the impact of the sale of our North American boxboard assets, the results of which were reclassified as discontinued operations. The transaction closed in February 2015 and the Corporation received proceeds of $46 million (including $1 million of working capital adjustment). However, as per the sale agreement, we have to compensate for the pension plan deficit, which is estimated at $4 million and is expected to be paid in the first quarter of 2015.

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and to fulfill its capital expenditure program. Capital expenditure requests for 2015 are initially approved at $150 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at December 31, 2014, the Corporation had $410 million (net of letters of credit in the amount of $8 million) available through its $750 million credit facility. In 2013, the Corporation issued $23 million in new letters of credit in connection with the Greenpac project, which expired in December 2014.

EMPLOYEE FUTURE BENEFITS

The Corporation’s employee future benefits assets and liabilities amounted to $453 million and $621 million respectively as at December 31, 2014, including an amount of $109 million for post-retirement benefits other than pension plans. These pension plans include an amount of $60 million, which does not require any funding by the Corporation until it is paid to the employees. This amount is not expected to increase, as the Corporation is reviewing its benefits program to phase out some of them for the majority of future retirees.

With regard to pension plans, the Corporation’s risk is limited, since all defined benefit pension plans are closed to new employees and as less than 10% of its active employees are subject to those pension plans, while the remaining employees are part of the Corporation’s defined- contribution plans, such as group RRSPs or 401(k). Based on their balances as at December 31, 2014, 100% of the Corporation pension plans have been evaluated on December 31, 2013 (45% in 2012). Where applicable, Cascades used the measurement relief allowed by law in order to reduce the impact of its increased current contributions.

Considering the assumptions used and the asset ceiling limit, the deficit status for accounting purposes of its pension plans amounted to $59 million as at December 31, 2014, compared to $44 million in 2013. The 2014 pension plan expense was $12 million less a curtailment gain of $7 million, and the cash outflow was $15 million and we had a refund of $6 million from closed plans. Due to the good investment returns in 2014, the change in the assumptions and the sale or closure of some divisions, the expense for these pension plans is expected to decrease by $4 million in 2015. As for the cash flow requirements, these pension plans are expected to require a net contribution of approximately $14 million in 2015. Finally, on a consolidated basis, the solvency ratio of the Corporation’s pension plans will remain stable at around 100%.

36

COMMENTS ON THE FOURTH QUARTER OF 2014

Sales increased by $35 million, or 4%, to $879 million in the fourth quarter of 2014, compared to $844 million in the same period of 2013, resulting from the 8% decrease of the Canadian dollar against the U.S. dollar and the increase in our shipments. These factors were partly offset by lower average selling prices in our Boxboard Europe and Tissue Papers activities.

The Corporation generated an operating income of $13 million in the fourth quarter of 2014, compared to $53 million in the same period of 2013, a decrease of $40 million. The reduction in operating income mainly comes from the specific items recorded in the fourth quarter of 2014, as described on pages 30 to 33. Higher volumes and the 8% depreciation of the Canadian dollar against the U.S. dollar generated a favourable impact. These factors were more than offset, however, by higher raw material costs especially in our containerboard sector, and by lower average selling prices and lower energy credits ($4 million) in our Boxboard Europe segment. In 2013, the fourth-quarter results of our Containerboard Group were positively impacted by a $5 million post-retirement benefits adjustments. On a segmented basis, our boxboard Europe and tissue papers operations posted lower results, while our containerboard and specialty products activities were stable. Excluding specific items, the operating income stood at $38 million in the fourth quarter of 2014, compared to $54 million in the same period of 2013.

In the fourth quarter of 2014, the following specific items before income taxes impacted our results:

•	a $5 million provision following a class-action lawsuit settlement in the Containerboard segment;

•	a $13 million impairment charge in our Boxboard Europe and Specialty Products groups;

•	a $2 million charge related to restructuring measures;

•	a $5 million unrealized loss on derivative financial instruments;

•	a $13 million foreign exchange loss on long-term debt and financial instruments;

•	a $2 million loss related to the share of results of associates, joint-ventures;

•	a $5 million reversal of the above mentioned items attributable to non-controlling interests;

•	a $36 million loss from impairment charges and restructuring costs of discontinued operations.

Net earnings excluding specific items amounted to $8 million, or $0.08 per share, in the fourth quarter of 2014, compared to $18 million, or $0.19 per share, for the same period of 2013. Including specific items, the net loss stood at $47 million, or $0.51, per share, compared to net earnings of $6 million, or $0.05 per share, for the same period of 2013.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended December 31, 2014
	Including Discontinued Operations					Exclusion of Discontinued Operations			Total
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate activities	Container- board	Boxboard Europe	Specialty Products	Consoli-dated
Operating income (loss)	(6)	(2)	(6)	8	(15)	29	1	4	13
Depreciation and amortization	16	7	6	12	4	(1)	—	—	44
Operating income (loss) before depreciation and amortization	10	5	—	20	(11)	28	1	4	57
Specific items :
Loss on acquisitions, disposals and others	5	—	3	—	—	—	—	(3)	5
Impairment charges	31	7	6	—	—	(31)	—	—	13
Restructuring costs	—	2	1	1	—	—	(1)	(1)	2
Unrealized loss on financial instruments	1	—	—	—	4	—	—	—	5
	37	9	10	1	4	(31)	(1)	(4)	25
Operating income (loss) before depreciation and amortization - excluding specific items	47	14	10	21	(7)	(3)	—	—	82
Operating income (loss) - excluding specific items	31	7	4	9	(11)	(2)	—	—	38

37

	For the 3-month period ended December 31, 2013
	Including Discontinued Operations					Exclusion of Discontinued Operations			Total
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate activities	Container- board	Boxboard Europe	Specialty Products	Consoli-dated
Operating income (loss)	29	(10)	4	36	(14)	—	13	(5)	53
Depreciation and amortization	16	10	6	13	3	(1)	—	(2)	45
Operating income (loss) before depreciation and amortization	45	—	10	49	(11)	(1)	13	(7)	98
Specific items :
Impairment charges (reversals)	1	17	6	(17)	—	—	(10)	—	(3)
Restructuring costs	2	4	—	—	—	—	(1)	—	5
Unrealized gain on financial instruments	(1)	—	—	—	—	—	—	—	(1)
	2	21	6	(17)	—	—	(11)	—	1
Operating income (loss) before depreciation and amortization - excluding specific items	47	21	16	32	(11)	(1)	2	(7)	99
Operating income (loss) - excluding specific items	31	11	10	19	(14)	—	2	(5)	54

The main variances in sales and operating income in the fourth quarter of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

844
30
24
(4)
(7)
(8)
879
Sales Q4 2013
F/X CAN$
Volume
Business closures (excl. Disc.op.)
Other intercompany eliminations
Selling price & mix
Sales Q4 2014

53
45
1
99
8
5
(5)
(6)
(8)
(11)
82
(25)
(44)
13
Q4 2013 Operating income
Depreciation & amortization
Specific items
2013 OIBD4
Volume
F/X CAN$2
Business closures (excl. Disc.op.)
Energy
Raw materials1
Selling price & mix
Other costs3
2014 OIBD4
Specific items
Depreciation & amortization
Q4 2014 Operating income

For Notes 1 to 4, see definitions on page 37.

NEAR-TERM OUTLOOK

With certain important restructuring initiatives of our action plan implemented during 2014, we will focus on getting the most out of our renewed operating platform during the next year. Demand for Packaging Products seems good as we start the year and most business drivers should provide tailwinds in 2015. We are still expecting challenging conditions in 2015 in the tissue sector and we took additional downtime during the first quarter of 2015 for equipment maintenance and upgrades. However, our new tissue sites in the U.S. will gradually add to our results in 2015 and we expect Greenpac to contribute positively to EPS. Hence, following all the difficult decisions taken in 2014, we are confident that our margins will be higher this year. Coupled with prudent management of our cash flows, including lower capital expenditures, our leverage ratios should also improve despite the impact of a weaker Canadian dollar on our financial situation.

38

CAPITAL STOCK INFORMATION

As at December 31, 2014, issued and outstanding capital stock consisted of 94,186,474 common shares (93,887,849 as at December 31, 2013), and 6,432,328 stock options were issued and outstanding (6,656,423 as at December 31, 2013). In 2014, 546,155 options were granted, 376,025 options were exercised and 394,225 options expired or were forfeited. As well, in 2014, 77,400 common shares were redeemed by the Corporation. As at March 12, 2015, issued and outstanding capital stock consisted of 94,219,380 common shares and 6,327,120 stock options.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The Corporation’s principal contractual obligations and commercial commitments relate to outstanding debt, operating-leases and obligations for its pension and post-employment benefit plans. The following table summarizes these obligations as at December 31, 2014:

CONTRACTUAL OBLIGATIONS

Payment due by period (in millions of Canadian dollars)	TOTAL	LESS THAN A YEAR	BETWEEN 1-2 YEARS	BETWEEN 2-5 YEARS	OVER 5 YEARS
Long-term debt and capital-leases, including capital and interest	2,108	132	428	245	1,303
Operating leases	64	22	16	20	6
Pension plans and other post-employment benefits[1]	1,396	58	37	121	1,180
Total contractual obligations	3,568	212	481	386	386
1 These amounts represent all the benefits payable to current members during the following years and thereafter without limitations. The majority of benefit payments are payable from trustee-administered funds. The difference will come from future investment returns expected on plan assets and future contributions that will be made by the Corporation for services rendered after December 31, 2014.

TRANSACTIONS WITH RELATED PARTIES

The Corporation has also entered into various agreements with its joint-venture partners, significantly influenced companies and entities that are affiliated with one or more of its directors, for the supply of raw material, including recycled paper, virgin pulp and energy, as well as the supply of unconverted and converted products, and other agreements entered into in the normal course of business. Aggregate sales by the Corporation to its joint-venture partners and other affiliates totaled $124 million and $110 million for 2014 and 2013 respectively. Aggregate sales to the Corporation from its joint-venture partners and other affiliates came to $181 million and $110 million for 2014 and 2013 respectively.

Starting in June 2013, the Corporation entered into a take-or-pay agreement with its associate Greenpac. For a period of eight years, the Corporation has the obligation to purchase a minimum quantity of 340,000 short tons per year from Greenpac. If the Corporation fails to purchase the minimum quantity, it must compensate Greenpac for the lost gross margin on those short tons. Included in commitments in Note 27 is the minimum amount to be paid to Greenpac, which corresponds to the potential lost gross margin on 340,000 tons.

On September 30, 2014, the Corporation sold a plant manufacturing consumer goods made from recovered plastics in its Specialty Products Group, to Laurent Lemaire, a director and major shareholder of the Corporation, at a value determined to be fair by the independent members of the Board. The independent directors of the Board reviewed all options for this business and determined that the sale to Mr. Lemaire was in the best interests of the Corporation and the employees of the consumer plastics business.

39

CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

A) NEW IFRS ADOPTED

IFRS 7 — FINANCIAL INSTRUMENTS DISCLOSURES
IFRS 7 requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 were effective as of January 1, 2014. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

B) RECENT IFRS PRONOUNCEMENTS NOT YET ADOPTED

IFRS 15 — REVENUE RECOGNITION
In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers. IFRS 15 replaces all previous revenue recognition standards, including IAS 18 - Revenue, and related interpretations such as IFRIC 13 - Customer Loyalty Programs. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes in classification and disclosure in addition to changes in the timing of recognition for certain types of revenues. The new standard is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. At this time, the Corporation is reviewing the impact that this standard will have on its consolidated financial statements.

IFRS 9 — FINANCIAL INSTRUMENTS
In July 2014, the IASB released the final version of IFRS 9, Financial Instruments. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement, with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are recognized either at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss insofar as they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities carry forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in the statement of other comprehensive income. It also includes guidance on hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Corporation is currently evaluating the impact of the standard on its consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, Management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.

A. IMPAIRMENT OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL
In determining the recoverable amount of an asset or a CGU, the Corporation uses several key assumptions, based on external information on the industry when available, and including estimated production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.

40

The Corporation believes its assumptions are reasonable. Based on available information at the assessment date, however these assumptions involve a high degree of judgment and complexity. Management believes that the following assumptions are the most susceptible to change and therefore could impact the valuation of the assets in the next year.

DESCRIPTION OF SIGNIFICANT IMPAIRMENT TESTING ASSUMPTIONS (see Notes 5 and 24)

GROWTH RATES
The assumptions used were based on the Corporation's internal budget. Revenues, operating margins and cash flows were projected for a period of five years, and a perpetual long-term growth rate was applied thereafter. In arriving at its forecasts, the Corporation considered past experience, economic trends such as gross domestic product growth and inflation, as well as industry and market trends.

DISCOUNT RATES
The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital ("WACC") for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.

FOREIGN EXCHANGE RATES
Foreign exchange rates are determined using the financial institutions' average forecast for the first two years of forecasting. For the three following years, the Corporation uses the last five years' historical average of the foreign exchange rate. Terminal rate is based on historical data of the last 20 years and adjusted to reflect management best estimate.

Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of the Corporation's key assumptions could cause a significant change in the carrying amounts of these assets.

B. INCOME TAXES
The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing tax losses based on the Corporation's assessment of its ability to use them against future taxable income before they expire. If the Corporation's assessment of its ability to use the tax losses proves inaccurate in the future, more or less of the tax losses might be recognized as assets, which would increase or decrease the income tax expense and, consequently, affect the Corporation's results in the relevant year.

C. EMPLOYEE BENEFITS
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and Management's best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. All assumptions are reviewed annually.

CRITICAL JUDGMENTS IN APPLYING THE CORPORATION'S ACCOUNTING POLICIES

SUBSIDIARIES AND EQUITY ACCOUNTED INVESTMENTS
Significant judgment is applied in assessing whether certain investment structures result in control, joint control or significant influence over the operations of the investment. Management's assessment of control, joint control or significant influence over an investment will determine the accounting treatment for the investment.The Corporation has a 59.7% interest in an associate ("Greenpac"). Greenpac's Shareholders agreement requires a majority of 80% for all decision-making related to relevant activities. Consequently, the Corporation does not have the power over relevant activities of Greenpac and its participation is accounted for as an associate.

41

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings”, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer, have concluded, based on their evaluation, that the Corporation's DC&P were effective as at December 31, 2014 for providing reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICFR as at December 31, 2014, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, they have concluded that the Corporation’s ICFR were effective as at December 31, 2014 and expect to certify the Corporation’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act.

During the quarter ended December 31, 2014, there were no changes to the Corporation's ICFR that have materially affected, or are reasonably likely to materially affect, its ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw material, interest rates and foreign currency exchange rates, all of which impact the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. The following is a discussion of key areas of business risks and uncertainties that we have identified, and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated based on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

a)
The markets for some of the Corporation’s products tend to be cyclical in nature and prices for some of its products, as well as raw material and energy costs, may fluctuate significantly, which can adversely affect its business, operating results, profitability and financial position.

The markets for some of the Corporation’s products, particularly containerboard and boxboard, are highly cyclical. As a result, prices for these types of products and for its two principal raw material, recycled paper and virgin fibre, have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the countries or regions in which Cascades does business, particularly Canada and the United States, the Corporation’s two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and by consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand, which can potentially cause downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure. Depending on market conditions and related demand, Cascades may have to take market-related downtime. In addition, the Corporation may not be able to maintain current prices or implement additional price increases in the future. If Cascades is unable to do so, its revenues, profitability and cash flows could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which could also adversely affect the Corporation’s business, operating results and financial position. Prices for recycled and virgin fibre also fluctuate considerably. The costs of these material present a potential risk to the Corporation’s profit margins, in the event that it is unable to pass along price increases to its customers on a timely basis. Although changes in the price of recycled fibre generally correlate with changes in the price of products made from recycled paper, this may not always be the case. If Cascades wasn’t able to implement increases

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in the selling prices for its products to compensate for increases in the price of recycled or virgin fibre, the Corporation’s profitability and cash flows would be adversely affected. In addition, Cascades uses energy, mainly natural gas and fuel oil, to generate steam, which it then uses in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, have continued to remain very volatile. Cascades continues to evaluate its energy costs and consider ways to factor energy costs into its pricing. However, should energy prices increase, the Corporation’s production costs, competitive position and operating results would be adversely affected. A substantial increase in energy costs would adversely affect the Corporation’s operating results and could have broader market implications that could further adversely affect the Corporation’s business or financial results.

To mitigate price risk, our strategies include the use of various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas.

Additional information on our North American electricity and natural gas hedging programs as at December 31, 2014 is set out below:

NORTH AMERICAN ELECTRICITY HEDGING

	UNITED STATES	CANADA
Electricity consumption	34%	66%
Electricity consumption in a regulated market	48%	72%
% of consumption hedged in a de-regulated market (2015)	22%	42%
Average prices (2015 - 2017) (in US$, per KWh)	$0.043	$0.275
Fair value as at December 31, 2014 (in millions of CAN$)	$(0.6)	$0.2

NORTH AMERICAN NATURAL GAS HEDGING

	UNITED STATES	CANADA
Natural gas consumption	38%	62%
% of consumption hedged (2015)	48%	69%
Average prices (2015 - 2018) (in US$, per mmBTU) (in CAN$, per GJ)	$4.84	$4.32
Fair value as at December 31, 2014 (in millions of CAN$)	$(6.7)	$(11.7)

b)
Cascades faces significant competition and some of its competitors may have greater cost advantages or be able to achieve greater economies of scale, or be able to better withstand periods of declining prices and adverse operating conditions, which could negatively affect the Corporation’s market share and profitability.

The markets for the Corporation’s products are highly competitive. In some of the markets in which Cascades competes, such as tissue papers, it competes with a small number of other producers. In some businesses, such as the containerboard industry, competition tends to be global. In others, such as the tissue industry, competition tends to be regional. In the Corporation’s packaging products segment, it also faces competition from alternative packaging materials, such as vinyl, plastic and Styrofoam, which can lead to excess capacity, decreased demand and pricing pressures. Competition in the Corporation’s markets is primarily based on price, as well as customer service and the quality, breadth and performance characteristics of its products. The Corporation’s ability to compete successfully depends on a variety of factors, including:

•	its ability to maintain high plant efficiencies, operating rates and lower manufacturing costs

•	the availability, quality and cost of raw material, particularly recycled and virgin fibre, and labour, and

•	the cost of energy.

Some of the Corporation’s competitors may, at times, have lower fibre, energy and labour costs, and less restrictive environmental and governmental regulations to comply with than Cascades does. For example, fully integrated manufacturers, which are those whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high raw material pricing, in that the former are able to ensure a steady source of these raw material at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Corporation incurs in the production process. Other competitors may be larger in size or scope than Cascades is, which may allow them to achieve greater economies of scale on a global basis or to better withstand periods of declining prices and adverse operating conditions. In addition, there has been an increasing trend among the Corporation’s customers towards consolidation. With fewer customers in the market for the Corporation’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.

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To mitigate competition risk, Cascades’ targets are to offer quality products that meet customers’ needs at competitive prices and to provide good customer service.

c)
Because of the Corporation’s international operations, it faces political, social and exchange rate risks that can negatively affect its business, operating results, profitability and financial condition.

Cascades has customers and operations located outside Canada. In 2014, sales outside Canada, in Canadian dollars, represented approximately 64% of the Corporation’s consolidated sales, including 38% in the United States. In 2014, 29% of sales from Canadian operations were made to the United States.

The Corporation’s international operations present it with a number of risks and challenges, including:

•	the effective marketing of its products in other countries

•	tariffs and other trade barriers, and

•	different regulatory schemes and political environments applicable to the Corporation’s operations, in areas such as environmental and health and safety compliance.

In addition, the Corporation’s consolidated financial statements are reported in Canadian dollars, while a portion of its sales is made in other currencies, primarily the U.S. dollar and the Euro. The appreciation of the Canadian dollar against the U.S. dollar over the last few years has adversely affected the Corporation’s reported operating results and financial condition. This had a direct impact on export prices and also contributed to reducing Canadian dollar prices in Canada, because several of the Corporation’s product lines are priced in U.S. dollars. However, a substantial portion of the Corporation’s debt is also denominated in currencies other than the Canadian dollar. The Corporation has senior notes outstanding and also some borrowings under its credit facility that are denominated in U.S. dollars and in Euros, in the amounts of US$853 million and €169 million respectively as at December 31, 2014.

Moreover, in some cases, the currency of the Corporation’s sales does not match the currency in which it incurs costs, which can negatively affect the Corporation’s profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility, where the facility faces competition from non-local producers, as well as the Corporation’s ability to successfully market its products in export markets. As a result, if the Canadian dollar were to remain permanently strong compared to the U.S. dollar and the Euro, it could affect the profitability of the Corporation’s facilities, which could lead Cascades to shut down facilities either temporarily or permanently, all of which could adversely affect its business or financial results. To mitigate the risk of currency rises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations, which are partially covered by purchases and debt, Management has implemented a policy for managing foreign exchange risk against the relevant functional currency.

The Corporation uses various foreign exchange forward contracts and related currency option instruments to anticipate sales net of purchases, interest expenses and debt repayment. Gains or losses from the derivative financial instruments designated as hedges are recorded under “Other comprehensive income (loss)” and are reclassified under earnings in accordance with the hedge items.

Additional information on our North American foreign exchange hedging program is set out below:

NORTH AMERICAN FOREIGN EXCHANGE HEDGING 1

Sell contracts and currency options on net exposure to $US:	2015	2016
Total amount (in millions of US$)	$45	$45
Estimated % of sales, net of expenses from Canadian operations (excluding subsidiaries with non-controlling interest)	30%	30%
Average rate (US$/CAN$)	0.9010	0.8861
Fair value as at December 31, 2014 (in millions of CAN$)	$(2)	$(4)

1	See Note 26 of the audited consolidated financial statements for more details on derivatives.

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d)	The Corporation’s operations are subject to comprehensive environmental regulations and involve expenditures that may be material in relation to its operating cash flow.

The Corporation is subject to environmental laws and regulations imposed by the various governments and regulatory authorities in all countries in which it operates. These environmental laws and regulations impose stringent standards on the Corporation regarding, among other things:

•	air emissions

•	water discharges

•	use and handling of hazardous materials

•	use, handling and disposal of waste, and

•	remediation of environmental contamination.

The Corporation is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances. The Corporation’s European subsidiaries are also subject to the Kyoto Protocol, aimed at reducing worldwide CO2 emissions. Each unit has been allocated emission rights (“CO2 quota”). On a calendar-year basis, the Corporation must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota.

The Corporation’s failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines, penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations, or requiring corrective measures, the installation of pollution control equipment or remedial actions, any of which could entail significant expenditures. It is difficult to predict the future development of such laws and regulations, or their impact on future earnings and operations, but these laws and regulations may require capital expenditures to ensure compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing the Corporation’s operations could have a material adverse effect on its business, operating results or financial position. Furthermore, although Cascades generally tries to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, Cascades may be forced to curtail other capital expenditures or other activities. In addition, the enforcement of existing environmental laws and regulations has become increasingly strict. The Corporation may discover currently unknown environmental problems or conditions in relation to its past or present operations, or may face unforeseen environmental liabilities in the future. These conditions and liabilities may:

•	require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations, or

•	result in governmental or private claims for damage to person, property or the environment.

Either of these could have a material adverse effect on the Corporation’s financial condition or operating results.

Cascades may be subject to strict liability and, under specific circumstances, joint and several (solidary) liability for the investigation and remediation of soil, surface and groundwater contamination, including contamination caused by other parties, on properties that it owns or operates, and on properties where the Corporation or its predecessors have arranged for the disposal of regulated materials. As a result, the Corporation is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Corporation may become involved in additional proceedings in the future, the total amount of future costs and other environmental liabilities of which could be material.

To date, the Corporation is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.

EMISSIONS MARKET
The Corporation is exposed to the emissions trading market and has to hold carbon credits equivalent to its emissions. Depending on circumstances, the Corporation may have to buy credits on the market or could sell some in the future. These transactions would have no significant effect on the financial position of the Corporation and it is not anticipated that it will change in the future.

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e) Cascades may be subject to losses that might not be covered in whole or in part by its insurance coverage.

Cascades carries comprehensive liability, fire and extended coverage insurance on most of its facilities, with policy specifications and insured limits customarily carried in its industry for similar properties. The cost of the Corporation’s insurance policies has increased over the past few years. In addition, some types of losses, such as losses resulting from wars, acts of terrorism or natural disasters, are generally not insured because they are either uninsurable or not economically practical. Moreover, insurers have recently become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, Cascades could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted on that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect its business, operating results or financial condition.

To mitigate the risk subject to insurance coverage, the Corporation reviews its strategy annually with the Board of Directors and is seeking different alternatives to achieve more efficient forms of insurance coverage, at the lowest costs possible.

f)	Labour disputes could have a material adverse effect on the Corporation’s cost structure and ability to run its mills and plants.

As at December 31, 2014, the Corporation had approximately 10,700 employees, of whom approximately 9,000 were employees of its Canadian and United States operations. Approximately 33% of the Corporation’s employees are unionized under 26 separate collective bargaining agreements. In addition, in Europe, some of the Corporation’s operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. The Corporation’s inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers, and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or another form of work stoppage, Cascades could experience a significant disruption in operations or higher labour costs, which could have a material adverse effect on its business, financial condition, operating results and cash flow. Of the Corporation’s 26 collective bargaining agreements in North America, 11 will expire in 2015 and 4 more in 2016.

The Corporation generally begins the negotiation process several months before agreements are due to expire and is currently in the process of negotiating with the unions where the agreements have expired or will soon expire. However, Cascades may not be successful in negotiating new agreements on satisfactory terms, if at all.

g)	Cascades may make investments in entities that it does not control and may not receive dividends or returns from those investments in a timely fashion or at all.

Cascades has established joint ventures, made investment in associates and acquired significant participations in subsidiaries in order to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. The Corporation’s principal joint ventures, associates and significant participations in subsidiaries are:

•
three 50%-owned joint ventures with Sonoco Products Corporation, of which two are in Canada and one in the United States, that produce specialty paper packaging products such as headers, rolls and wrappers

•	a 73%-owned subsidiary, Cascades Recovery Inc., a Canadian operator of wastepaper recovery and recycling operations

•
a 34.23% interest in Boralex Inc., a Canadian public corporation and a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in Canada, the northeastern United States and France. In January 2015, Boralex issued common shares to finance its acquisition of Enel Green Power France in December 2014. Taking into consideration this issuance, Cascades' interest in Boralex now stands at 27.4%.

•	a 57.61%-owned subsidiary, RdM, a European manufacturer of recycled boxboard, and

•	a 59.7% interest in Greenpac Mill LLC, an American corporation that manufactures a light-weight linerboard made with 100% recycled fibres.

Apart from Cascades Recovery and RdM, Cascades does not have effective control over these entities. The Corporation’s inability to control entities in which it invests may affect its ability to receive distributions from those entities or to fully implement its business plan. The incurrence of debt or entrance into other agreements by an entity not under the Corporation’s control may result in restrictions or prohibitions on that entity’s ability to pay distributions to the Corporation. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to Cascades, the Corporation may not be able to influence the payout or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, the entity may not be able to operate according to its business plan or Cascades may be required to increase its level of commitment. If any of these events were to transpire, the Corporation’s business, operating results, financial condition and ability to make payments on the notes could be adversely affected.

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In addition, the Corporation has entered into various shareholder agreements relating to its joint ventures and equity investments. Some of these agreements contain “shotgun” provisions, which provide that if one Shareholder offers to buy all the shares owned by the other parties to the agreement, the other parties must either accept the offer or purchase all the shares owned by the offering Shareholder at the same price and conditions. Some of the agreements also stipulate that, in the event that a Shareholder is subject to bankruptcy proceedings or otherwise defaults on any indebtedness, the non-defaulting parties to that agreement are entitled to invoke the ''shotgun'' provision or sell their shares to a third party. The Corporation’s ability to purchase the other Shareholders’ interests in these joint ventures if they were to exercise these ''shotgun'' provisions could be limited by the covenants in the Corporation’s credit facility and the indenture. In addition, Cascades may not have sufficient funds to accept the offer or the ability to raise adequate financing should the need arise, which could result in the Corporation having to sell its interests in these entities or otherwise alter its business plan.

h) Acquisitions have been, and are expected to continue to be, a substantial part of the Corporation’s growth strategy, which could expose the Corporation to difficulties in integrating the acquired operation, diversion of management time and resources, and unforeseen liabilities, among other business risks.

Acquisitions have been a significant part of the Corporation’s growth strategy. Cascades expects to continue to selectively seek strategic acquisitions in the future. The Corporation’s ability to consummate and to effectively integrate any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose the Corporation to additional risks, including:

•	difficulty in integrating and managing newly acquired operations, and in improving their operating efficiency

•	difficulty in maintaining uniform standards, controls, procedures and policies across all of the Corporation’s businesses

•	entry into markets in which Cascades has little or no direct prior experience

•	the Corporation’s ability to retain key employees of the acquired corporation

•	disruptions to the Corporation’s ongoing business, and

•	diversion of management time and resources.

In addition, future acquisitions could result in Cascades' incurring additional debt to finance the acquisition or possibly assuming additional debt as part of it, as well as costs, contingent liabilities and amortization expenses. The Corporation may also incur costs and divert Management's attention for potential acquisitions that are never consummated. For acquisitions Cascades does consummate, expected synergies may not materialize. The Corporation’s failure to effectively address any of these issues could adversely affect its operating results, financial condition and ability to service debt, including its outstanding senior notes.

Although Cascades generally performs a due diligence investigation of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, the acquired business or assets may have liabilities that Cascades fails or is unable to uncover during its due diligence investigation and for which the Corporation, as a successor owner, may be responsible. When feasible, the Corporation seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, or the financial resources of the indemnitor or warrantor, or for other reasons.

i)	The Corporation undertakes impairment tests, which could result in a write-down of the value of assets and, as a result, have a material adverse effect.

IFRS requires that Cascades regularly undertake impairment tests of long-lived assets and goodwill to determine whether a write-down of such assets is required. A write-down of asset value as a result of impairment tests would result in a non-cash charge that reduces the Corporation’s reported earnings. Furthermore, a reduction in the Corporation’s asset value could have a material adverse effect on the Corporation’s compliance with total debt-to-capitalization tests under its current credit facilities and, as a result, limit its ability to access further debt capital.

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j)	Certain Cascades insiders collectively own a substantial percentage of the Corporation’s common shares.

Messrs. Bernard, Laurent and Alain Lemaire (“the Lemaires”) collectively own 32.5% of the common shares as at December 31, 2014, and there may be situations in which their interests and the interests of other holders of common shares will not be aligned. Because the Corporation’s remaining common shares are widely held, the Lemaires may be effectively able to:

•	elect all of the Corporation’s directors and, as a result, control matters requiring Board approval

•	control matters submitted to a Shareholder vote, including mergers, acquisitions and consolidations with third parties, and the sale of all or substantially all of the Corporation’s assets, and

•	otherwise control or influence the Corporation’s business direction and policies.

In addition, the Lemaires may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance the value of their equity investment, even though the transactions might involve increased risk to the holders of the common shares.

k) If Cascades is not successful in retaining or replacing its key personnel, particularly if the Lemaires do not stay active in the
Corporation’s business, its business, financial condition or operating results could be adversely affected.

Although Cascades believes that the Lemaires will remain active in the business and that Cascades will continue to be able to attract and retain other talented personnel, and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. On May 9, 2013, Mr. Mario Plourde was appointed as the new President and Chief Executive Officer (“CEO”) of the Corporation, following a two-year transition as Chief Operating Officer. Cascades does not carry key-man insurance on the Lemaires or on any other members of its senior management.

l)	Risks relating to the Corporation’s indebtedness and liquidity.

The significant amount of the Corporation’s debt could adversely affect its financial health and prevent it from fulfilling its obligations under its outstanding indebtedness. The Corporation has a significant amount of debt. As of December 31, 2014, it had $1,642 million in outstanding total debt on a consolidated basis, including capital-lease obligations. The Corporation also had $410 million available under its revolving credit facility. On the same basis, its consolidated ratio of net debt to total equity as of December 31, 2014 was 61.7%. The Corporation’s actual financing expense, including interest on employees' future benefits, was $107 million, excluding the loss on refinancing of long-term debt, for 2014. Cascades also has significant obligations under operating leases, as described in its audited consolidated financial statements that are incorporated by reference herein.

In 2014, we refinanced our 7.75% unsecured senior notes of US$500 million and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million, due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. We allocated the proceeds of these new notes to repurchase the US$500 million notes due in 2017 and the $200 million notes due in 2016. The remaining amounts (US$50 million and $50 million) were used to pay a premium totaling $31 million and refinancing costs of $13 million and to reduce our credit facility utilization. The refinancing of these notes will reduce our future interest expense by approximately US$8 million and $6 million annually.

The Corporation has outstanding senior notes rated by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s (“S&P”).

During the fourth quarter of 2014, Standard & Poor's, a rating service agency, upgraded the unsecured debt rating to ''B+'' of the Corporation from ''B'' following the review of its recovery analysis methodology calculation. During the second quarter of 2013, Standard & Poor's downgraded the long-term corporate credit rating of the Corporation to ''B+'' from ''BB-'' on slower de-leveraging, with a stable outlook. This has caused an increase of 37.5 basis points in the interest rate on our revolving credit facility in the second half of 2013 and for future periods.

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The following table reflects the Corporation’s secured debt rating/corporate rating/unsecured debt rating as at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit rating (outlook)	MOODY'S	STANDARD & POOR'S
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2005 - 2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BBB-/BB/BB- (stable)
2008	Baa3/Ba2/Ba3 (negative)	BB+/BB-/B+ (negative)
2009 - 2010	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (stable)
2011	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (positive)
2012	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (negative)
2013	Baa3/Ba2/Ba3 (stable)	BB/B+/B (stable)
2014	Baa3/Ba2/Ba3 (stable)	BB/B+/B+ (stable)

This facility is in place with a core group of highly rated international banks. The Corporation may decide to enter into certain derivative instruments to reduce interest rates and foreign exchange exposure.

The Corporation’s leverage could have major consequences for holders of its common shares. For example, it could:

•	make it more difficult for the Corporation to satisfy its obligations with respect to its indebtedness

•
increase the Corporation’s vulnerability to competitive pressures and to general adverse economic or market conditions, and require it to dedicate a substantial portion of its cash flow from operations to servicing debt, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes

•	limit its flexibility in planning for, or reacting to, changes in its business and industry, and

•	limit its ability to obtain additional sources of financing.

Cascades may incur additional debt in the future, which would intensify the risks it now faces as a result of its leverage as described above. Even though we are substantially leveraged, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our credit facility and the indentures governing the notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

The Corporation’s operations are substantially restricted by the terms of its debt, which could limit its ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s credit facilities and the indenture governing its senior notes include a number of significant restrictive covenants. These covenants restrict, among other things, the Corporation’s ability to:

•	borrow money

•	pay dividends on stock or redeem stock or subordinated debt

•	make investments

•	sell assets, including capital stock in subsidiaries

•	guarantee other indebtedness

•	enter into agreements that restrict dividends or other distributions from restricted subsidiaries

•	enter into transactions with affiliates

•	create or assume liens

•	enter into sale and leaseback transactions

•	engage in mergers or consolidations, and

•	enter into a sale of all or substantially all of our assets.

These covenants could limit the Corporation’s ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s current credit facility contains other, more restrictive covenants, including financial covenants that require it to achieve certain financial and operating results, and maintain compliance with specified financial ratios. The Corporation’s ability to comply with these covenants and requirements may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.

The restrictive covenants contained in the Corporation’s senior note indenture, along with the Corporation’s credit facility, do not apply to its subsidiaries with non-controlling interest.

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The Corporation’s failure to comply with the covenants contained in its credit facility or its senior note indenture, including as a result of events beyond its control or due to other factors, could result in an event of default that could cause accelerated repayment of the debt. If Cascades is not able to comply with the covenants and other requirements contained in the indenture, its credit facility or its other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under its other debt instruments, Cascades could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt, which would then be immediately due and payable. The Corporation’s assets and cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments. In addition, the Corporation may not be able to re-finance or re-structure the payments on the applicable debt. Even if the Corporation were able to secure additional financing, it may not be available on favourable terms. A significant or prolonged downtime in general business and difficult economic conditions may affect the Corporation’s ability to comply with its covenants, and could require it to take actions to reduce its debt or to act in a manner contrary to its current business objectives.

m) Cascades is a holding corporation and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations.

Cascades is structured as a holding corporation, and its only significant assets are the capital stock or other equity interests in its subsidiaries, joint ventures and minority investments. As a holding corporation, Cascades conducts substantially all of its business through these entities. Consequently, the Corporation’s cash flow and ability to service its debt obligations are dependent on the earnings of its subsidiaries, joint ventures and minority investments, and the distribution of those earnings to Cascades, or on loans, advances or other payments made by these entities to Cascades. The ability of these entities to pay dividends or make other payments or advances to Cascades will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. In the case of the Corporation’s joint ventures and minority investments, Cascades may not exercise sufficient control to cause distributions to itself. Although its credit facility and the indenture, respectively, limit the ability of its restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to the Corporation, these limitations do not apply to its joint ventures or minority investments. The limitations are also subject to important exceptions and qualifications. The ability of the Corporation’s subsidiaries to generate cash flow from operations that is sufficient to allow the Corporation to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of the Corporation’s control. If the Corporation’s subsidiaries do not generate sufficient cash flow from operations to satisfy the Corporation’s debt obligations, Cascades may have to undertake alternative financing plans, such as re-financing or re-structuring its debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. Re-financing may not be possible, and any assets may not be able to be sold, or, if they are sold, Cascades may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or the Corporation may be prohibited from incurring it, if available, under the terms of its various debt instruments in effect at the time. The Corporation’s inability to generate sufficient cash flow to satisfy its debt obligations, or to re-finance its obligations on commercially reasonable terms, would have an adverse effect on its business, financial condition and operating results. The earnings of the Corporation’s operating subsidiaries and the amount that they are able to distribute to the Corporation as dividends or otherwise may not be adequate for the Corporation to service its debt obligations.

n)	Risks related to the common shares.

The market price of the common shares may fluctuate, and purchasers may not be able to re-sell the common shares at or above the purchase price. The market price of the common shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, general conditions in all of our segments or the worldwide economy. In recent years, the common shares, the stock of other companies operating in the same sectors and the stock market in general have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

o)	Cash-flow and fair-value interest rate risks.

As the Corporation has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.

The Corporation’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Corporation to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Corporation to a fair-value interest rate risk.

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p)	Credit risk.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Corporation reduces this risk by dealing with creditworthy financial institutions.

The Corporation is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Corporation’s credit policies include the analysis of a customer’s financial position and a regular review of its credit limits. The Corporation also believes that no particular concentration of credit risks exists due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.

q)	Enterprise Resource Planning (ERP) implementation.

The Corporation decided to modernize its financial information system with the implementation of an integrated Enterprise Resource Planning (ERP) system. The Corporation identified the risks associated with said project and adopted a step-by-step plan to address any risks related to the implementation process. The Corporation dedicated a project team, required corporate oversight with the appropriate skills and knowledge, and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Corporation undertook a detailed analysis of its requirements during 2010 and, in November of 2010, successfully completed a pilot project in one of its plants. The project team then finalized a detailed blueprint for its manufacturing and some of its converting operations, and started implementing the solution in its business units in 2012. The implementation is still ongoing as the Corporation is reviewing its internal processes at the same time, to maximize the realization of benefits and reduce risks.

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